RECEIVED

2007 SEP 17 P 1:5

September 12, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

21441.0001

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the notice of annual general meeting, dated August 31, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on August 31, 2007;

(2) The Company's announcement regarding change of book closure date, dated August 30, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on August 30, 2007;

(3) The Company's announcement regarding the unaudited results of first quarter ended June 30, 2007 of Pacific Andes (Holdings) Limited, dated August 14, 2007, published (in English language) in South China Morning

Dee 9/18

Post and (in Chinese language) in the Hong Kong Economic Times, both on August 15, 2007;

(4) The Company's announcement regarding the unaudited results of second quarter and first half year ended June 30, 2007 of China Fishery Group Limited, dated August 14, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on August 15, 2007;

(5) The Company's announcement of results for the year ended March 31, 2007, dated July 27, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on July 30, 2007;

(6) The Company's announcement regarding results of rights issue of the company on the basis of 1 rights share of the company for every 2 existing shares of the company, dated June 8, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on June 11, 2007;

(7) The Company's clarification announcement regarding the PAIH Rights Issue, dated June 6, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on June 7, 2007;

(8) The Company's announcement regarding the unaudited results for the year ended March 31, 2007 of Pacific Andes (Holdings) Ltd., dated May 30, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on May 31, 2007;

(9) The Company's announcement regarding the interest of China Fishery Group Limited in an acquisition of a Peruvian company by Pesquera Isla Blanca S.A. by , dated May 22, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on May 23, 2007;

(10) The Company's announcement regarding rights issue of 600,863,876 rights shares at HK$1.55 per rights share on the basis of 1 rights share of the company for every 2 existing shares of the company, dated May 21, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on May 22, 2007; and

(11) The Company's announcement regarding the unaudited results for the first quarter ended March 31, 2007 of China Fishery Group Limited, dated May 15, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on May 16, 2007.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

21441\0001\45sec.doc



SOUTH CHINA MORNING POST FRIDAY, AUGUST 31, 2007



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

NOTIFICATION

NOTICE OF ANNUAL GENERAL MEETING

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Pacific Andes International Holdings Limited at pacificandes.quamir.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. **This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Rooms 3201-10, Hong Kong Plaza, 188 Connaught Road West, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:00 p.m., Mondays to Fridays, from 31 August 2007 until 30 September 2007. A printed copy of the results announcement is available upon request at HK$1 per page.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 31 August 2007

* *For identification purpose only*

香港經濟日報
2007年8月31日 星期五



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:1174)

通知

股東周年大會通告

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司訊息」一欄及太平洋恩利國際控股有限公司的網站(pacificandes.quamir.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。此通知並無載有任何可據而作出投資決定的資料,投資者不應依賴此通知的內容而作任何投資決定。投資者應覽閱上述公告以了解詳情。

由二零零七年八月三十一日起至二零零七年九月三十日止,公眾人士可於星期一至五上午九時至下午十二時三十分及下午一時三十分至下午五時到香港干諾道西188號香港商業中心3201-10室免費查閱上述公告;如有需要亦可索取公告副本,每張收費港幣一元。

承董事會命
鄭乃銘
公司秘書

香港,二零零七年八月三十一日

* *僅供識別*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

NOTIFICATION

CHANGE OF BOOK CLOSURE DATE

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Pacific Andes International Holdings Limited at pacificandes.quamir.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. **This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Rooms 3201-10, Hong Kong Plaza, 188 Connaught Road West, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:00 p.m., Mondays to Fridays, from 30 August 2007 until 30 September 2007. A printed copy of the results announcement is available upon request at HK$1 per page.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 30 August 2007

* *For identification purpose only*

香港經濟日報
2007年8月30日 星期四



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1174)

通知

更改暫停辦理股份過戶登記手續日期

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司訊息」一欄及太平洋恩利國際控股有限公司的網站(pacificandes.quamir.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。投資者應覽閱上述公告以了解詳情。

由二零零七年八月三十日起至二零零七年九月三十日止，公眾人士可於星期一至五上午九時至下午十二時三十分及下午一時三十分至下午五時到香港干諾道西188號香港商業中心3201－10室免費查閱上述公告；如有需要亦可索取公告副本，每張收費港幣一元。

承董事局命
鄭乃銘
公司秘書

香港，二零零七年八月三十日

* *僅供識別*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

NOTIFICATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS OF FIRST QUARTER ENDED 30 JUNE 2007 OF PACIFIC ANDES (HOLDINGS) LIMITED

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Pacific Andes International Holdings Limited at pacificandes.quamir.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose. Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Rooms 3201-10, Hong Kong Plaza, 188 Connaught Road West; Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:00 p.m., Mondays to Fridays, from 14 August 2007 until 14 September 2007. A printed copy of the results announcement is available upon request at HK$1 per page.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 14 August 2007

* *For identification purpose only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

NOTIFICATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS OF SECOND QUARTER AND FIRST HALF YEAR ENDED 30 JUNE 2007 OF CHINA FISHERY GROUP LIMITED

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Pacific Andes International Holdings Limited at pacificandes.quamir.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose. Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Rooms 3201-10, Hong Kong Plaza, 188 Connaught Road West, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:00 p.m., Mondays to Fridays, from 14 August 2007 until 14 September 2007. A printed copy of the results announcement is available upon request at HK$1 per page.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 14 August 2007

* *For identification purpose only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：1174)

通知

海外監管公告

太平洋恩利（控股）有限公司 截至二零零七年六月三十日止第一季度之未經審核業績公告

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司訊息」一欄及太平洋恩利國際控股有限公司的網站(pacificandes.quamir.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。投資者應覽閱上述公告以了解詳情。

由二零零七年八月十四日起至二零零七年九月十四日止，公眾人士可於星期一至五上午九時至下午十二時三十分及下午一時三十分至下午五時到香港干諾道西188號香港商業中心3201-10室免費查閱上述公告；如有需要亦可索取公告副本，每張收費港幣一元。

承董事會命
鄧乃銘
公司秘書

香港，二零零七年八月十四日

* 僅供識別



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：1174)

通知

海外監管公告

中漁集團有限公司 截至二零零七年六月三十日止第二季度及上半年度之未經審核業績公告

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司訊息」一欄及太平洋恩利國際控股有限公司的網站(pacificandes.quamir.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。投資者應覽閱上述公告以了解詳情。

由二零零七年八月十四日起至二零零七年九月十四日止，公眾人士可於星期一至五上午九時至下午十二時三十分及下午一時三十分至下午五時到香港干諾道西188號香港商業中心3201-10室免費查閱上述公告；如有需要亦可索取公告副本，每張收費港幣一元。

承董事會命
鄧乃銘
公司秘書

香港，二零零七年八月十四日

* 僅供識別



PACIFIC ANDES (HOLDINGS) LIMITED

(Incorporated in Bermuda)

ANNOUNCEMENT

ADJUSTMENT TO THE CONVERSION PRICE OF US$93 MILLION 4% CONVERTIBLE BONDS DUE 2012

The Board of Directors (the "**Board**") of Pacific Andes (Holdings) Limited (the "**Company**") refers to the US$93 million 4% convertible bonds due 2012 ("**Bonds**") convertible into new ordinary shares of S$0.20 each ("**Shares**") issued by the Company and the announcements dated 23 March 2007, 22 May 2007 and 7 June 2007 made by the Company in connection with the Company's renounceable underwritten rights issue ("**Rights Issue**") of a minimum of 662,215,616 new ordinary shares of S$0.20 each ("**Rights Shares**") in the capital of the Company at an issue price of S$0.52 for each Rights Share, on the basis of one (1) Rights Share for each existing Share in the capital of the Company held by Entitled Shareholders (as defined in the Offer Information Statement dated 27 June 2007 issued by the Company in connection with the Rights Issue) as at 5.00 p.m. on 22 June 2007 (the "**Books Closure Date**"), fractional entitlements being disregarded.

*Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the terms and conditions of the Bonds (the "**Terms and Conditions**").*

The Terms and Conditions provide for adjustments to be made to the conversion price of the Bonds (the "**Conversion Price**") in the event the Company issues Shares to all or substantially all Shareholders as a class by way of rights, or issues or grants to all or substantially all Shareholders as a class, by way of rights, options or warrants or other rights to subscribe for or purchase any Shares, in each case at less than 95% of the Current Market Price per Share on the last Trading Day preceding the date of the announcement of the terms or such issue or grant.

The Company is pleased to set out below, a summary of the adjustment to the Conversion Price pursuant to the Rights Issue based on the formula in Condition 6.3.4 of the Terms and Conditions:

Adjusted Conversion Price = Conversion Price x ((A + B)/(A + C))

Where:

Conversion Price	:	S$1.0813 per Share
A	:	662,215,616, being the number of Shares in issue immediately before the announcement dated 23 March 2007 made by the Company in relation to the Rights Issue
B	:	395,574,046, being the number of Shares which S$351,032,409, being the aggregate amount payable for the Rights Shares (based on S$0.52 for each Rights Share and 675,062,325 Rights Shares being issued) would purchase at the Current Market Price per Share, being S$0.8874
C	:	675,062,325, being the aggregate number of Rights Shares issued

The Adjusted Conversion Price is therefore S$0.8553.

The adjustment to the Conversion Price is expected to take effect on 19 July 2007, being the date of the issue of the Rights Shares.

A copy of this announcement will be despatched to The Hongkong and Shanghai Banking Corporation Limited, the Trustee and Registrar of the Bonds, for distribution to Bondholders in due course.

BY ORDER OF THE BOARD
Koh Ngin Joo
Company Secretary

29 June 2007



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

Overseas Regulatory Announcement

This announcement is a reproduction of the announcement in relation to the adjustment to the conversion price of US$93 million 4% convertible bonds due 2012 of Pacific Andes (Holdings) Limited, the Company's 65% owned subsidiary, the shares of which are listed on the Singapore Exchange Securities Trading Limited.

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

29 June 2007

* *for identification purpose only*

PACIFIC ANDES (HOLDINGS) LIMITED

(Incorporated in Bermuda)

ANNOUNCEMENT

ADJUSTMENT TO THE CONVERSION PRICE OF US$93 MILLION 4% CONVERTIBLE BONDS DUE 2012

The Board of Directors (the "**Board**") of Pacific Andes (Holdings) Limited (the "**Company**") refers to the US$93 million 4% convertible bonds due 2012 ("**Bonds**") convertible into new ordinary shares of S$0.20 each ("**Shares**") issued by the Company and the announcements dated 23 March 2007, 22 May 2007 and 7 June 2007 made by the Company in connection with the Company's renounceable underwritten rights issue ("**Rights Issue**") of a minimum of 662,215,616 new ordinary shares of S$0.20 each ("**Rights Shares**") in the capital of the Company at an issue price of S$0.52 for each Rights Share, on the basis of one (1) Rights Share for each existing Share in the capital of the Company held by Entitled Shareholders (as defined in the Offer Information Statement dated 27 June 2007 issued by the Company in connection with the Rights Issue) as at 5.00 p.m. on 22 June 2007 (the "**Books Closure Date**"), fractional entitlements being disregarded.

*Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the terms and conditions of the Bonds (the "**Terms and Conditions**").*

The Terms and Conditions provide for adjustments to be made to the conversion price of the Bonds (the "**Conversion Price**") in the event the Company issues Shares to all or substantially all Shareholders as a class by way of rights, or issues or grants to all or substantially all Shareholders as a class, by way of rights, options or warrants or other rights to subscribe for or purchase any Shares, in each case at less than 95% of the Current Market Price per Share on the last Trading Day preceding the date of the announcement of the terms or such issue or grant.

The Company is pleased to set out below, a summary of the adjustment to the Conversion Price pursuant to the Rights Issue based on the formula in Condition 6.3.4 of the Terms and Conditions:

Adjusted Conversion Price = Conversion Price x ((A + B) / (A+ C))

Where:

Conversion Price	:	S$1.0813 per Share
A	:	662,215,616, being the number of Shares in issue immediately before the announcement dated 23 March 2007 made by the Company in relation to the Rights Issue
B	:	395,574,046, being the number of Shares which S$351,032,409, being the aggregate amount payable for the Rights Shares (based on S$0.52 for each Rights Share and 675,062,325 Rights Shares being issued) would purchase at the Current Market Price per Share, being S$0.8874
C	:	675,062,325, being the aggregate number of Rights Shares issued

The Adjusted Conversion Price is therefore S$0.8553.

The adjustment to the Conversion Price is expected to take effect on 19 July 2007, being the date of the issue of the Rights Shares.

A copy of this announcement will be despatched to The Hongkong and Shanghai Banking Corporation Limited, the Trustee and Registrar of the Bonds, for distribution to Bondholders in due course.

BY ORDER OF THE BOARD
Koh Ngin Joo
Company Secretary

29 June 2007



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

海外監管公告

本公佈轉載本公司佔有65%權益附屬公司太平洋恩利（控股）有限公司調整93,000,000美元4%於二零一二年到期的可換股債券的換股價通告，該公司股份於新加坡證券交易所有限公司上市。

隨附本公司根據香港聯合交易所有限公司證券上市規則第13.09(2)條刊發之海外監管公告。

董事

於本公告日期，本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

二零零七年六月二十九日

* *僅供識別*

太平洋恩利(控股)有限公司
(於百慕達註冊成立)

公告

調整93,000,000美元4%
於二零一二年到期的可換股債券的換股價

太平洋恩利(控股)有限公司(「本公司」)董事會(「董事會」)茲提述本公司發行可兑換為每股面值0.20坡元的新普通股(「股份」)的93,000,000美元4%於二零一二年到期的可換股債券(「債券」)及本公司於二零零七年三月二十三日、二零零七年五月二十二日及二零零七年六月七日刊發的公告,該等公告乃有關按合資格股東於二零零七年六月二十二日下午五時正(「暫停辦理股東登記日期」)(定義見本公司就由本公司進行可終止包銷供股(「供股」)而於二零零七年六月二十七日刊發的發售資料聲明)每持有本公司股本中每股現有股份獲發一(1)股供股股份(「供股股份」)的基準,以發行價每股供股股份0.52坡元發行不少於662,215,616股每股面值0.20坡元的新普通股(碎股不予理會)而進行的供股。

除另有指明外,本公告所使用詞彙與債券條件及條款(「條件及條款」)所定義者具有相同涵義。

條件及條款規定,倘本公司以供股方式向全部或絕大部分股東(作為一個類別)發行股份,或以供股、購股權、認股權證或其他方式向全部或絕大部分股東(作為一個類別)發行或授予認購或購買任何股份,且於各情況下低於緊接條款公告或有關發行或授予日期前最後買賣日期的每股股份目前市價95%,則債券換股價(「換股價」)可予調整。

本公司謹此載列根據條件及條款第6.3.4項條款的供股方程式而進行換股價調整的概要如下:

經調整換股價 = 換股價 x ((A + B) / (A+ C))

其中:

換股價 : 每股股份1.0813坡元

A : 662,215,616股,即緊接本公司於二零零七年三月二十三日刊發有關供股的公告日期前已發行股份數目

B : 395,574,046股,即按每股股份目前市價0.8874坡元而就供股股份應付總額351,032,409坡元(根據每股供股股份0.52坡元及已發行675,062,325股供股股份計算)而所購買的股份數目

C : 675,062,325股,即已發行供股股份總數

因此，經調整換股價為0.8553坡元。

預期換股價調整將於二零零七年七月十九日（即發行供股股份日期）生效。

本公告副本將寄發予債券信託人及過戶處香港上海匯豐銀行有限公司，以供儘快分派予債券持有人。

承董事會命
公司秘書
Koh Ngin Joo

二零零七年六月二十九日





PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋則利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

RESULTS OF RIGHTS ISSUE OF THE COMPANY ON THE BASIS OF 1 RIGHTS SHARE OF THE COMPANY FOR EVERY 2 EXISTING SHARES OF THE COMPANY

Underwriter and Financial Advisor of the Company

HSBC

The Directors are pleased to announce that the PAIH Rights Issue closed and became unconditional at 5:00 p.m. on Friday, 8 June 2007.

The Directors also announce that 1,239 valid acceptances have been received for a total of 598,690,333 PAIH Rights Shares provisionally allotted under the PAIH Rights Issue (representing approximately 99.64% of the total PAIH Rights Shares) and 3,569 valid excess applications have been received for a total of 805,039,392 PAIH Rights Shares (representing approximately 133.98% of the total PAIH Rights Shares). An aggregate of 1,403,729,725 PAIH Rights Shares and excess PAIH Rights Shares have been applied for, representing approximately 233.62% of the total number of 600,863,876 PAIH Rights Shares available for subscription.

As a result, the Underwriter's obligations to subscribe or procure the subscription of the PAIH Rights Shares not taken up and other related obligations arising thereto under the PAIH Underwriting Agreement have been discharged.

Reference is made to the circular of the Company dated 7 May 2007 and the prospectus of the Company dated 22 May 2007 (the "Prospectus"). Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Prospectus.

RESULTS OF PAIH RIGHTS ISSUE

The Directors are pleased to announce that all the conditions set out in the PAIH Underwriting Agreement have been fulfilled and the PAIH Underwriting Agreement has not been terminated in accordance with its terms. The PAIH Rights Issue closed and became unconditional at 5:00 p.m. on Friday, 8 June 2007. 1,239 valid acceptances of PAIH Rights Shares provisionally allotted under the PAIH Rights Issue have been received for a total of 598,690,333 PAIH Rights Shares (representing approximately 99.64% of the total PAIH Rights Shares) and 3,569 valid excess applications have been received for a total of 805,039,392 PAIH Rights Shares (representing approximately 133.98% of the total PAIH Rights Shares). An aggregate of 1,403,729,725 PAIH Rights Shares and excess PAIH Rights Shares have been applied for, representing approximately 233.62% of the total number of 600,863,876 PAIH Rights Shares available for subscription. Such acceptances and applications include:

- 289,998,071 PAIH Rights Shares accepted and paid for and 775,906,392 excess PAIH Rights Shares applied for by the Qualifying Shareholders (other than N.S. Hong); and
- 308,692,262 PAIH Rights Shares accepted and paid for by N.S. Hong.
- 78,656 excess PAIH Rights Shares accepted and paid for by N.S. Hong.

The PAIH Rights Shares accepted and paid for by N.S. Hong represent the total number of PAIH Rights Shares which N.S. Hong has irrevocably undertaken to subscribe for under the PAIH Rights Issue and 29,133,000 excess PAIH Rights Shares applied for by N.S. Hong.

Based on the above subscription of the PAIH Rights Issue, the aggregate number of the PAIH Rights Shares accepted and applied for represents approximately 233.62% of the total number of PAIH Rights Shares available under the PAIH Rights Issue. The aggregate number of PAIH Rights Shares accepted and applied for by N.S. Hong represents approximately 56.22% of the total PAIH Rights Shares available for subscription. N.S. Hong has confirmed that it has applied for 29,133,000 excess PAIH Rights Shares.

OVER-SUBSCRIPTION OF THE PAIH RIGHTS SHARES

As a result, the Underwriter's obligations to subscribe or procure the subscription of the PAIH Rights Shares not taken up and other related obligations arising thereto under the PAIH Underwriting Agreement have been discharged.

The shareholding structure of the Company immediately before and after completion of the PAIH Rights Issue is as follows:

	Immediately before completion of the PAIH Rights Issue		Immediately after completion of the PAIH Rights Issue	
	Shares	%	*Shares*	%
N.S. Hong	617,384,525	51.4	926,155,443	51.4
HSBC	–	–	–	–
Other Shareholders	584,343,228 (Note 1)	48.6	876,436,186 (Note 2)	48.6
Total	1,201,727,753	100.0	1,802,591,629	100.0

Notes:

1. As at the date of the announcement, 578,131,292 Shares are held by Shareholders in the public (representing approximately 48.1% of the Shares) and 6,211,936 Shares are held by Mr. Cheng and Ms. Ng (both are Directors of the Company) and an associate of Mr. Ng (a Director of the Company), representing approximately 0.5% of the Shares.
2. Immediately after completion of the PAIH Rights Issue, 867,118,282 Shares are held by Shareholders in the public (representing approximately 48.1% of the Shares) and 9,317,904 Shares are held by Mr. Cheng and Ms. Ng (both are Directors of the Company) and an associate of Mr. Ng (a Director of the Company), representing approximately 0.5% of the Shares.

EXCESS APPLICATION

Of the 805,039,392 PAIH Rights Shares applied by way of excess applications, the Directors have resolved to allocate those PAIH Rights Shares provisionally allotted but not accepted by the Latest Acceptance Date, to the applicants for the excess PAIH Rights Shares in the following manner:

Excess PAIH Rights Shares applied for	Number of valid excess applications	Total number of excess PAIH Rights Shares applied for	Total number of excess PAIH Rights Shares allotted
200 – 3,999	2,404	6,430,867	16,089
4,000 – 999,999	1,094	61,711,722	166,090
1,000,000 – 9,999,999	60	212,739,790	574,346
10,000,000 – 64,000,000	10	254,743,780	687,782
269,413,233	1	269,413,233	729,236
	3,569	805,039,392	2,173,543

The Directors consider that the allocation of the excess PAIH Rights Shares is on a fair and equitable basis. Shareholders with their Shares held by a nominee company should note that the Directors regard the nominee company as a single Shareholder accordingly to the register of members of the Company. Accordingly, Shareholders should note that the arrangement in relation to the application for the excess PAIH Rights Shares does not extend to beneficial owners of the Shares individually.

DESPATCH OF SHARE CERTIFICATES AND COMMENCEMENT OF DEALINGS

It is expected that share certificates in respect of the PAIH Rights Shares will be despatched to those entitled thereto at their own risk by ordinary post on Tuesday, 12 June 2007. Dealing in fully-paid PAIH Rights Shares is expected to commence on or around 12 June 2007.

It is expected that refund cheques in respect of wholly or partially unsuccessful applications for excess PAIH Rights Shares will be despatched by ordinary post to those entitled thereto, without interest, at their own risk on or around Monday, 11 June 2007.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 8 June 2007

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

香港經濟日報
2007年6月11日 星期一



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1174)

按每持有2股本公司現有股份可獲發1股本公司供股股份的基準之本公司供股結果

本公司包銷商及財務顧問

HSBC 滙豐

董事謹此公佈，太平洋恩利供股已於二零零七年六月八日星期五下午五時正結束及成為無條件。

董事亦公佈接獲1,239份有效接納根據太平洋恩利供股暫定配發的合共598,690,333股太平洋恩利供股股份(相等於太平洋恩利供股股份總數約99.64%)，另有3,569份有效額外申請表格認購合共805,039,392股太平洋恩利供股股份(相等於太平洋恩利供股股份總數約133.98%)。合共申請1,403,729,725股太平洋恩利供股股份及額外太平洋恩利供股股份，相等於可供認購合共600,863,876股太平洋恩利供股股份約233.62%。

因此，包銷商根據太平洋恩利包銷協議所承擔自行或安排他人認購未獲認購的太平洋恩利供股股份及其他相關責任已經解除。

謹請參閱本公司二零零七年五月七日的通函及二零零七年五月二十二日的供股章程(「供股章程」)。除另有說明外，供股章程已定義的詞彙在本公佈中具有相同涵義。

太平洋恩利供股結果

董事謹此公佈，太平洋恩利包銷協議所載之全部條件已經達成，而太平洋恩利包銷協議已按其條款終止。太平洋恩利供股已於二零零七年六月八日星期五下午五時正結束及成為無條件，獲得1,239份有效接納根據太平洋恩利供股暫定配發的合共598,690,333股太平洋恩利供股股份(相等於太平洋恩利供股股份總數約99.64%)，另有3,569份有效額外申請表格認購合共805,039,392股太平洋恩利供股股份(相等於太平洋恩利供股股份總數約133.98%)。合共申請1,401,729,725股太平洋恩利供股股份及額外太平洋恩利供股股份，相等於可供認購合共600,863,876股太平洋恩利供股股份約233.62%。上述接納及申請包括：

- 合資格股東(N.S. Hong除外)已接納及付款的289,998,071股太平洋恩利供股股份及所申請的775,906,392股額外太平洋恩利供股股份；
- N.S. Hong已接納及付款的308,692,262股太平洋恩利供股股份；及
- N.S. Hong已接納及付款的78,656股額外太平洋恩利供股股份。

N.S. Hong已接納及付款的太平洋恩利供股股份，包括N.S. Hong已不可撤回地承諾根據太平洋恩利供股認購的全部太平洋恩利供股股份，加上N.S. Hong申請認購的29,133,000股額外太平洋恩利供股股份。

以上述認購太平洋恩利供股額計算，所接納及申請的太平洋恩利供股股份總數，相等於根據太平洋恩利供股可供認購太平洋恩利供股股份總數約233.62%。N.S. Hong已接納及申請的太平洋恩利供股股份總數，相等於可供認購的太平洋恩利供股股份總計約56.22%。N.S. Hong確認已申請29,133,000股額外太平洋恩利供股股份。

超額認購太平洋恩利供股股份

因此，包銷商根據太平洋恩利包銷協議所承擔自行或安排他人認購未獲認購的太平洋恩利供股股份及其他相關責任已經解除。

太平洋恩利供股完成前後當時本公司的股權架構如下：

	太平洋恩利供股完成前當時 股份	%	太平洋恩利供股完成後當時 股份	%
N.S. Hong	617,384,525	51.4	926,155,443	51.4
董事	–	–	–	–
其他股東	584,343,228[(附註1)]	48.6	876,436,186[(附註2)]	48.6
合計	1,201,727,753	100.0	1,802,591,629	100.0

附註：

1. 於本公佈日期，578,131,292股股份由公眾股東持有，相當於股份約48.1%。6,211,936股股份由鄭先生及黃女士(均為本公司董事)以及黃先生(本公司董事)一名聯繫人持有，相當於股份約0.5%。
2. 太平洋恩利供股完成後當時，867,118,282股股份由公眾股東持有，相當於股份約48.1%，9,317,904股股份由鄭先生及黃女士(均為本公司董事)以及黃先生(本公司董事)一名聯繫人持有，相當於股份約0.5%。

額外申請

就額外申請的805,039,392股太平洋恩利供股股份而言，董事議決按以下方式配發該等暫定配發但於接納截止日期未獲接納的太平洋恩利供股股份予額外太平洋恩利供股股份申請人：

所申請的額外太平洋恩利供股股份	額外申請的有效數目	所申請的額外太平洋恩利供股股份總數	配發的額外太平洋恩利供股股份總數
200 – 3,999	2,404	6,430,867	16,089
4,000 – 999,999	1,094	61,711,722	166,090
1,000,000 – 9,999,999	60	212,739,790	574,346
10,000,000 – 64,000,000	10	254,743,780	687,782
269,413,233	1	269,413,233	729,236
	3,569	805,039,392	2,173,543

董事認為額外太平洋恩利供股股份乃按公平公正的基準配發。由代理公司代其持有股份的股東謹請注意，董事將根據本公司股東名冊視代理公司為一名單獨股東。因此，該等股東務請注意，本公司不會就股份實益擁有人個別安排額外太平洋恩利供股股份的申請。

寄發股票及開始買賣

預期太平洋恩利供股股份的股票將於二零零七年六月十二日星期二以普通郵遞方式寄予應得的人士，郵誤風險由彼等承擔。繳足股款的太平洋恩利供股股份預期約於二零零七年六月十二日起買賣。

全部或部分不獲接納的額外太平洋恩利供股股份申請，預期退款支票約於二零零七年六月十一日星期一以普通郵遞方式寄予應得的人士，郵誤風險由彼等承擔，退款不計利息。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄧乃銘

香港，二零零七年六月八日

於本公佈日期，本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕佳先生、黃裕培先生、黃培儀女士及鄧乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

** 僅供識別*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 11'4)

CLARIFICATION ANNOUNCEMENT

Reference is made to the prospectus of the Company dated 22 May 2007 (the "**Prospectus**") in relation to the PAIH Rights Issue. Terms used in this announcement shall have the same meanings as defined in the Prospectus unless otherwise defined herein.

The Company wishes to clarify that the board lots in which the PAIH Rights Shares in their fully-paid form will be traded should be **2,000** instead of 1,000.

Trading of fully-paid Rights Shares will commence as soon as the relevant Shareholders receive certificates for the PAIH Rights Shares which are expected to be posted on or before 12 June 2007.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 6 June 2007

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purposes only*

香港經濟日報
2007年6月7日　　星期四



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*
（於百慕達註冊成立之有限公司）
（股份代號：1174）

澄清公佈

謹請參閱本公司於二零零七年五月二十二日有關太平洋恩利供股的供股章程（「供股章程」）。除本公佈另有界定外，在供股章程已定義的詞語在本公佈中具有相同涵義。

本公司謹此澄清已繳足股款太平洋恩利供股股份的每手買賣單位應為**2,000**股而非1,000股。

當有關股東接獲太平洋恩利供股股份的股票，隨即可買賣繳足股款的供股股份，預期股票將於二零零七年六月十二日或之前寄出。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年六月六日

於本公佈日期，本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Hong Kong Listing Rules.
China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 78.01% of its issued share capital), published an announcement in Singapore after trading hours on 22 May 2007 in relation to an acquisition of a Peruvian company by Pesquera Isla Blanca S.A. which is an indirect non-wholly-owned subsidiary of the Company.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

The board of directors of Pacific Andes International Holdings Limited (the "Company") is pleased to announce that China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 78.01% of its issued share capital), published an announcement in Singapore after trading hours on 22 May 2007 in relation to an acquisition of a Peruvian company by Pesquera Isla Blanca S.A., which is an indirect non-wholly-owned subsidiary of the Company. The contents of the announcement are set out as follows:

CHINA FISHERY GROUP LIMITED
Acquisition of shares of a Peruvian Company

1. INTRODUCTION

The Board of Directors of China Fishery Group Limited ("**China Fishery**") wishes to announce that Pesquera Isla Blanca S.A., ("**the Purchaser**"), an indirect wholly-owned subsidiary of the China Fishery has on 21 May 2007 (Peruvian time) entered into a sale and purchase agreement ("**Agreement**") with individual shareholders ("**Sellers**") of a Peruvian company, namely Pesquera Pocoma SAC ("**Corporation**") for the purchase of the entire issued share capital of the Corporation (the "**Sale Shares**") ("**the Purchase**").

2. THE CORPORATION

2.1 The Corporation is a stock corporation duly organized and existing under the laws and regulations of Peru. The principal business of the Corporation is the extraction and commercialization of hydrobiological resources like fishing. The Corporation owns *inter alia* 3 vessels (the "**Vessels**") with total authorised fish hold capacity of 691.59 m^3.

2.2 The Corporation is the holder of fishing permits, which allow it to fish in the Peruvian Exclusive Economic Zone.

3. CONSIDERATION AND PAYMENT

3.1 The consideration for the acquisition of the Sale Shares is US$10,465,000 (approximately HK$81,627,000) ("**Consideration**"). The Sale Shares shall be transferred to the Purchaser free from encumbrances. The Consideration was arrived at pursuant to negotiations between the parties on a willing buyer and willing seller and at an arm's length basis.

3.2 Within 2 business days from the signing of the Agreement, part of the Consideration amounting to approximately US$3,619,632 (approximately HK$28,233,000) shall be paid to the Sellers as security deposit (the "**Security Deposit**"). The Security Deposit shall be applied to the Consideration on the Completion Date subject to the fulfillment of certain conditions precedent.

3.3 The remainder of the Consideration i.e. US$6,845,368 (approximately HK$53 394,000) will be paid on the Completion Date, subject to adjustments of the Consideration as set out in paragraph 4.

3.4 The Purchaser has commissioned the Peruvian law firm, Estudio Echecopar Abogados, to carry out legal due diligence on the Corporation and the Vessels which is to be completed within 3 weeks from the date of execution of the Agreement.

3.5 The Purchaser has commissioned a valuation of the Vessels and fishing permits which was carried out by JRZ Peritos de Seguros S.A.C.. The valuation dated 5 April 2007 was done on an open market basis and indicated the value of the Vessels and fishing permits as approximately US$11,233,000 (approximately HK$87,617,000) ("**Valuation**"). The book value of the Corporation as at 30 April 2007 is approximately US$9,811,000 (approximately HK$76,526,000), taking into account the Valuation and the liabilities of the Corporation.

3.6 None of the relative figures computed on the applicable bases set out in Rule 1006 of the Singapore Exchange Securities Trading Limited's Listing Manual amounts to 5% or more.

4. CONSIDERATION ADJUSTMENTS

The Consideration is subject to the following adjustments:–

(a) liabilities relating to the Vessels; and

(b) the following contingencies:–

(i) as declared by the Sellers prior to the commencement of the due diligence exercise;

(ii) as discovered during the due diligence exercise;

(iii) which originated from events which took place prior to Completion Date and may become a reality within one year from the Completion Date; and

(iv) relating to the Vessels,

in the event that they materialize.

5. RATIONALE

Factors taken into account in arriving at the Consideration include the Valuation, the capacity of the Vessels, the difficulty in obtaining fishing permits for fishing in the Peruvian Exclusive Economic Zone and the fact that the Purchase will complement the existing businesses and development plans of the China Fishery and its subsidiaries ("China Fishery Group"). The Purchase will increase the capacity of the China Fishery Group's purse seine fishing fleet in Peru, which will enable the China Fishery Group to increase its harvests of Peruvian Anchovy and hence achieve greater economies of scale in its fishmeal operations. Peruvian Anchovy is the key raw material used in fishmeal production.

6. SOURCE OF FUNDS

The Purchase is funded from both internal resources and the proceeds from the issuance by the China Fishery's indirect wholly-owned subsidiary CFG Investment S.A.C of the 9.25% senior notes due 2013.

7. COMPLETION

7.1 Completion shall take place approximately within forty (40) days from the date of execution of the Agreement, subject to the fulfillment of conditions precedent ("**Completion Date**").

7.2 The Purchaser is entitled to terminate the Agreement if the Sellers breach their obligations or there is any false or inaccurate representations by the Sellers, or if contingencies and liabilities of the Corporation or the Vessels are found to exceed the Consideration. The Sellers are entitled to terminate the Agreement if the Purchaser breaches its obligations.

8. DIRECTORS' AND CONTROLLING SHAREHOLDERS' INTERESTS

Save for their interests in the shares of China Fishery, none of the Directors and so far as the Directors are aware, none of the controlling shareholders, has any interest, direct or indirect, in the Purchase.

DIRECTORS' AND CONTROLLING SHAREHOLDERS' INTERESTS

As far as the Directors are aware, none of the Directors or controlling shareholders of the Company has any interest, direct or indirect (other than through their shareholdings in China Fishery), in the aforesaid transaction.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 22 May 2007

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

公佈

本公佈乃根據香港上市規則第13.09(2)條之披露規定刊發。

本公司間接擁有已發行股本約78.01%權益之新加坡上市附屬公司中漁集團有限公司，於二零零七年五月二十二日交易時段結束後在新加坡刊發公佈，內容有關本公司間接非全資附屬公司Pesquera Isla Blanca S.A.收購一家秘魯公司。

本公佈乃根據香港聯合交易所有限公司證券上市規則(「香港上市規則」)第13.09(2)條之披露規定刊發。

太平洋恩利國際控股有限公司(「本公司」)董事會欣然公佈，本公司間接擁有已發行股本約78.01%權益之新加坡上市附屬公司中漁集團有限公司於二零零七年五月二十二日交易時段結束後在新加坡刊發公佈，內容有關本公司間接非全資附屬公司Pesquera Isla Blanca S.A.收購一家秘魯公司。該公佈內容載列如下：

中漁集團有限公司
收購一家秘魯公司之股份

1. **緒言**
   中漁集團有限公司(「中漁」)董事會謹此宣佈，中漁之間接全資附屬公司Pesquera Isla Blanca S.A.(「買方」)已於二零零七年五月二十一日(秘魯時間)與一家名為Pesquera Pocoma SAC之秘魯公司(「該公司」)多名個別股東(「賣方」)訂立買賣協議(「該協議」)，購買該公司全部已發行股本(「銷售股份」)(「該購買」)。

2. **該公司**
   2.1 該公司為根據秘魯法例及規例正式組織及存在之股份公司，其主要業務為提取海洋生物資源(如捕撈)及予以商品化。該公司擁有(*其中包括*)三艘經獲准載魚量達691.59立方米之漁船(「漁船」)。

   2.2 該公司為捕撈許可證之持有人，獲准於秘魯專屬經濟區(Peruvian Exclusive Economic Zone)捕撈。

3. **代價及付款**
   3.1 收購銷售股份之代價為10,465,000美元(約81,627,000港元)(「代價」)，銷售股份將不附帶產權負擔轉交買方。代價乃經由賣方及買方公平磋商後釐定。

   3.2 於簽訂該協議後兩個營業日內，將向賣方支付部分代價約3,619,632美元(約28,233,000港元)作為保證金(「保證金」)。待若干先決條件達成後，保證金將於完成日期用作代價。

   3.3 代價餘款6,845,368美元(約53,394,000港元)將於完成日期支付，惟須受第四段所載之代價調整所規限。

   3.4 買方已委託秘魯律師行Estudio Echecopar Abogados就該公司及漁船進行法律盡職審查，審查工作將於該協議簽署日期起計三個星期內完成。

   3.5 買方已委託JRZ Peritos de Seguros S.A.C.就漁船及捕撈許可證進行估值。日期為二零零七年四月五日之估值按公開市場基準進行，顯示漁船及捕撈許可證之價值約為11,233,000美元(約87,617,000港元)(「估值」)。該公司於二零零七年四月三十日之賬面值約為9,811,000美元(約76,526,000港元)，已計入估值及該公司之負債。

   3.6 概無按照新加坡證券交易所有限公司上市手冊(Listing Manual)第1006條所載適用基準計算之相關數字達5%或以上。

4. **代價調整**
   倘出現下列各項，代價可予調整：
   (a) 有關漁船之負債；及
   (b) 下列或然項目：
      (i) 買方在盡職審查工作開展前宣佈者；
      (ii) 在盡職審查工作期間發現者；
      (iii) 由完成日期前發生事件所衍生並可能於自完成日期起計一年內成為事實者；及
      (iv) 有關漁船者。

5. **理由**
   釐定代價時曾考慮之因素包括：估值、漁船載魚量、藉以獲取於秘魯專屬經濟區進行捕撈之捕撈許可證以及該購買將有助中漁及其附屬公司(「中漁集團」)現有業務及發展計劃。該購買將增強中漁集團秘魯圍網捕撈船隊之能力，從而提升中漁集團之秘魯鯷魚漁獲，繼而令其魚粉業務達致更大經濟規模效益。秘魯鯷魚為生產魚粉之主要原料。

6. **資金來源**
   該購買以內部資源及中漁之間接全資附屬公司CFG Investment S.A.C發行於二零一三年到期之9.25%優先票據所得款項撥付所需資金。

7. **完成**
   7.1 該協議將於簽署日期起計約四十(40)日內完成，惟須受先決條件達成所規限(「完成日期」)。

   7.2 倘賣方違反其責任或賣方有任何錯誤或不實之陳述，或若發現該公司或漁船有超過代價之或然項目及負債，買方有權終止該協議。倘買方違反其責任，賣方有權終止該協議。

8. **董事及控股股東權益**
   除彼等於中漁股份之權益外，概無董事於該購買中直接或間接擁有任何權益，且就董事所知，並無控股股東於該購買中直接或間接擁有任何權益。

董事及控股股東權益
據董事所知，董事或本公司控股股東概無於上述交易中直接或間接擁有任何權益，惟透過彼等於中漁之股權擁有之權益則除外。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年五月二十二日

於本公佈日期，本公司執行董事為鄭聯英女士、黃裕翔先生、黃裕佳先生、黃裕培先生、黃培麗女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及龔文俊先生。

* *僅供識別*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2007 OF
CHINA FISHERY GROUP LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of China Fishery Group Limited ("China Fishery"), the Company's 18.7% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and it subsidiaries (the "China Fishery Group") for the first quarter ended 31 March 2007.

This announcement is a summary of the announcement made by China Fishery pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 15 May 2007. Hereinbelow is the unaudited consolidated results of China Fishery Group for the first quarter ended 31 March 2007, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited consolidated financial statements of China Fishery Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 15 May 2007.

1(a) Unaudited Consolidated Income Statement for the First Quarter ended 31 March 2007

The reporting currency of the China Fishery Group is in US dollars.

	China Fishery Group 3 months ended		
	31.03.2007	31.03.2006	Increase
	US$'000	US$'000	%
Revenue	121,822	48,506	151.1
Cost of sales	(10,389)	-	NM
Charter hire expenses	(20,447)	(10,033)	103.8
Vessel operating costs	(48,631)	(15,024)	223.7
Gross profit	42,355	23,449	80.6
Other operating income	942	17	5,441.2
Selling expenses	(1,759)	(445)	295.3
Administrative expenses	(3,874)	(1,291)	200.1
Finance costs	(6,175)	(760)	712.5
Profit before tax	31,489	20,970	50.2
Income tax expense	(1,025)	-	NM
Profit for the period	30,464	20,970	45.3

	China Fishery Group 3 months ended		Increase/ (decrease)
	31.03.2007	31.03.2006	
	US$'000	US$'000	%
Other operating income including interest income	942	17	5,441.2
Interest on borrowings	(6,175)	(760)	712.5
Amortisation of deferred charter hire	(5,533)	(3,450)	60.4
Depreciation expenses	(2,593)	(35)	7,308.6
Fixed charter hire	(6,480)	-	NM
Foreign exchange loss	(53)	(100)	(47.0)

1(b) Unaudited Consolidated Balance Sheet

	China Fishery Group	
	31.03.2007	31.12.2006
	US$'000	US$'000
ASSETS		
Current assets:		
Cash and bank balances	21,675	57,668
Trade receivables	28,082	8,228
Other receivables and prepayments	39,029	68,254
Deferred expenses	9,200	6,928
Inventories	12,604	12,895
Current portion of deferred charter hire	22,133	13,800
Total current assets	132,723	167,773
Non-current assets:		
Deferred charter hire	235,334	99,200
Property, plant and equipment	98,976	89,650

Margins Analysis
In 1QFY2007, the trawling operations generated strong profit margins of 40.6% in EBITDA margin and 35.7% in net margin; compared to 52.0% and 43.2% respectively a year ago. The decrease in profit margins can primarily be attributed to the different charter hire fee structure of the 4th VOA, as well as the deferred sales of high-margin premium fish products to 2QFY2007. In addition, as the 3rd and 4th VOAs were only entered into in January, the China Fishery Group was still in the process of achieving full efficiency of its operations under these VOAs during 1QFY2007.

On the other hand, the fishmeal operations recorded an EBITDA margin of 30.4%. Costs of sales in this segment, which amounted to US$28.0 million (approximately HK$218.4 million), constituted purely of raw material costs and vessel operating costs such as bunker fuel, spare parts, crew wages etc. As the fishmeal operations were acquired by the China Fishery Group using the proceeds from the Senior Notes issued in last December and the operations are also subject to taxation in Peru, therefore net profit margin was 14.6%.

On a combined basis, the China Fishery Group's 1QFY2007 EBITDA margin stood at 37.6%. On the whole, the expanded number of VOAs and the introduction of the fishmeal operations have contributed to the increase in the China Fishery Group's total cost of sales from US$25.1 million (approximately HK$195.8 million) in 1QFY2006 to US$79.5 million (approximately HK$620.1 million) in 1QFY2007.

For the same reasons, selling and administrative expenses also increased from US$0.4 million (approximately HK$3.1 million) and US$1.3 million (approximately HK$10.1 million) to US$1.8 million (approximately HK$14.0 million) and US$3.9 million (approximately HK$30.4 million) respectively. Finance costs increased from US$0.8 million (approximately HK$6.2 million) to US$6.2 million (approximately HK$48.4 million), due mainly to the issuance of US$225 million (approximately HK$1,755 million) in 7-year senior notes by the China Fishery Group's Peruvian subsidiary. Consequently, group net profit margin was 25.0%.

Revenue Analysis
On a geographically segmented basis, the People's Republic of China (the "PRC") remained the China Fishery Group's largest market. Sales to PRC accounted for US$84.0 million (approximately HK$655.2 million) or 68.9% of total revenue in 1QFY2007. Sales to Japan and Korea accounted for US$23.0 million (approximately HK$179.4 million) or 18.9%, while sales to Europe and other markets around the world constituted US$14.8 million (approximately HK$115.4 million) or 12.2% of total sales.

By products, the China Fishery Group's sale of fish accounted for US$80.3 million (approximately HK$626.3 million) or 65.9% of 1QFY2007 total revenue, while fishmeal and fish oil accounted for the balance US$41.5 million (approximately HK$323.7 million) or 34.0%.

Compared to previous financial periods, the China Fishery Group's sales mix has changed as a result of the increased sale of fishmeal and fish oil. These products enjoy strong demand in *Asian markets such as the* PRC, Taiwan and Vietnam, which have amongst the world's largest aquaculture industries. According to statistics from the United Nations Food & Agriculture Organization, Asia accounts for 91.5% of the world's total aquaculture production. Alongside this, the China Fishery Group continued to see increasing demand for fish from the PRC market due to growing affluence and shifting dietary habits.

Balance Sheet
Assets
As at 31 March 2007, the China Fishery Group's total assets stood at US$551.1 million (approximately HK$4,298.6 million), comprising US$418.4 million (approximately HK$3,263.5 million) in non-current assets and US$132.7 million (approximately HK$1,035.1 million) in current assets.

The increase in non-current assets from US$270.0 million (approximately HK$2,106.0 million) as at 31 December 2006 to US$418.4 million (approximately HK$3,263.5 million) as at 31 March 2007 was attributed to a significant increase in deferred charter hire fees as a result of the 3rd VOA, as well as the acquisition of 5 purse seiners made in Peru during 1QFY2007.

Current assets lowered from US$167.8 million (approximately HK$1,308.8 million) to US$132.7 million (approximately HK$1,035.1 million) as a result of a decrease in cash and bank balances, as proceeds from the China Fishery Group's senior notes issue were utilised in funding the various expansion initiatives as announced. This decrease was offset by an increase in the current portion of deferred charter hires, as well as trade *receivables and prepayments which arose as a result of the high fishing season in 1Q.* As at the end of the reporting period, the China Fishery Group held US$21.7 million (approximately HK$169.3 million) in cash and its equivalents.

With respect to the China Fishery Group's charter hire expenses, a breakdown is given below:

Amortisation

Total assets	551,124	437,787
LIABILITIES AND EQUITY		
Current liabilities:		
Trade payables	12,630	11,013
Other payables and accrued expenses	18,049	21,435
Income tax payable	3,723	2,923
Current portion of finance leases	3,333	2,719
Bank overdrafts and current portion of bank loans	15,256	10,354
Total current liabilities	52,991	48,444
Non-current liabilities:		
Finance leases	5,383	3,744
Bank loans	30,000	31,932
Senior notes	216,495	216,043
Statutory employees' profit share	8,098	6,678
Deferred tax liabilities	22,039	18,028
	282,015	276,425
Capital and reserves:		
Share capital	39,104	36,204
Reserves	177,014	76,714
Total equity	216,118	112,918
Total liabilities and equity	551,124	437,787

2. **Earnings per ordinary share**

	China Fishery Group 3 months ended 31.03.2007	China Fishery Group 3 months ended 31.03.2006
Earnings per ordinary share		
(a) Based on weighted average number of ordinary shares on issue; and	US7.94 cents	US6.05 cents
(b) On a fully diluted basis	N/A	N/A
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings	US$30,464,000	US$20,970,000
Weighted average number of ordinary shares used in calculation of basic earnings per share	383,628,889	346,840,000

3. **Net asset value per ordinary share**

	China Fishery Group 31.03.2007	China Fishery Group 31.12.2006
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	US$0.55	US$0.3[illegible]

4. **A review of the performance of the China Fishery Group, to the extent necessary for a reasonable understanding of the China Fishery Group's business.**

Revenue & Profits

Through a series of growth initiatives undertaken in the last one year, China Fishery Group revenue for the financial quarter ended 31 March 2007 ("1QFY2007") increased 151.1% year-on-year to US$121.8 million (approximately HK$950.0 million) from US$48.5 million (approximately HK$378.3 million), and net profit after tax grew 45.3% to US$30.5 million (approximately HK$237.9 million) from US$21.0 million (approximately HK$163.3 million). Earnings before Interests, tax, depreciation and amortisation ("EBITDA") for 1QFY2007 was up 81.7% to US$45.8 million (approximately HK$357.2 million), from US$25.2 million (approximately HK$196.6 million) in 1QFY2006.

Trawling Operations

In January 2007, China Fishery announced its 3rd and 4th Vessel Operating Agreements ("VOAs"), thereby strengthening its supertrawler fleet size to 23. The China Fishery Group paid US$150 million (approximately HK$1,170 million) in prepaid charter hire for the 3rd VOA, which is to be amortised over an 18-year tenure. On the other hand, the 4th VOA was arranged on a fixed daily charter hire basis at US$12,000 (approximately HK$93,600) per vessel per day and a variable charter hire of 20% of operating profit from the vessels.

In 1QFY2007, the China Fishery Group recorded US$80.0 million (approximately HK$624.0 million) in revenue from its trawling operations, which is a 65.4% increase from the same period a year ago. Consequentially, the China Fishery Group posted US$32.5 million (approximately HK$253.5 million) in EBITDA and US$24.4 million (approximately HK$190.3 million) in net profit after tax from its trawling operations. These represented increases of 29.0% and 16.2% respectively against the US$25.2 million (approximately HK$196.6 million) EBITDA and US$21.0 million (approximately HK$163.8 million) net profit after tax achieved in the corresponding quarter a year ago.

Fishmeal Operations

China Fishery established operations in Peru in the second half of 2006, and began fishmeal processing activities there in November 2006. In 1QFY2007, the China Fishery Group received maiden contribution from its fishmeal operations of US$41.7 million (approximately HK$325.3 million) in revenue, US$15.2 million (approximately HK$118.6 million) in EBITDA and US$6.1 million (approximately HK$47.6 million) in net profit after tax.

	Fixed charter hire	Variable charter hire	Amortisation of deferred charter hire	Total
3rd VOA	-	2,193	2,083	4,276
4th VOA	6,480	2,229	-	8,709
	6,480	8,434	5,533	20,447

1QFY2006	Fixed charter hire US$'000	Variable charter hire US$'000	Amortisation of deferred charter hire US$'000	Total US$'000
1st VOA	-	3,038	1,400	4,438
2nd VOA	-	3,545	2,050	5,595
	-	6,583	3,450	10,033

Note:

4th VOA was arranged on a daily charter hire basis; 1st to 3rd VOAs were arranged on a prepaid charter hire basis. On top of these fixed charter hires, a variable charter hire equivalent to 20% of operating profit is also paid for all VOAs.

Liabilities

As at 31 March 2007, the China Fishery Group's total liabilities stood at US$335.0 million (approximately HK$2,613.0 million), comprising US$282.0 million (approximately HK$2,199.6 million) in non-current liabilities and US$53.0 million (approximately HK$413.4 million) in current liabilities.

Non-current liabilities increased from US$276.4 million (approximately HK$2,155.9 million) as at 31 December 2006 to US$282.0 million (approximately HK$2,199.6 million), due mainly to a US$4.0 million (approximately HK$31.2 million) increase in deferred tax liabilities attributable to the fishmeal operations.

Current liabilities increased slightly at US$53.0 million (approximately HK$413.4 million) on a US$4.9 million (approximately HK$38.2 million) increase in current borrowings, offset by a US$1.6 million (approximately HK$12.5 million) decrease in trade payables as well as other payables and accrued expenses.

The China Fishery Group had a gearing of 49.1% as at 31 March 2007, compared to 60.5% as at 31 December 2006. Gearing is calculated as total interest-bearing borrowings over total assets.

The China Fishery Group also maintained US$79.7 million (approximately HK$621.7 million) in net working capital as at the end of the reporting period.

5. **A commentary at the date of the announcement of the competitive conditions of the industry in which the China Fishery Group operates and any known factors or events that may affect the China Fishery Group in the next reporting period and next 12 months**

The increasing global demand for fish and the limited supply of ocean fish present various opportunities for fishery companies. China Fishery will continue to execute its strategy of securing more long-term access to precious fishery resources. Its growing fishmeal operations will also help the China Fishery Group ride on a growing demand for fishmeal from the global aquaculture industry.

The following outlines the key plans that the China Fishery Group intends to undertake in the ensuing quarter:

Trawling Operations

Altogether, the China Fishery Group now operates 23 supertrawlers, from 14 as at the end of FY2006. More importantly, with the additional supertrawlers, the China Fishery Group has increased its FY2007 harvest volume under its trawling operations to nearly double of what it has harvested in FY2006.

Management is currently in negotiations to restructure the terms of the 4th VOA from a daily charter hire basis to a long-term prepaid charter hire basis. If concluded, this would enhance profit margins under the 4th VOA significantly.

Fishmeal Operations

Over 1QFY2007, the China Fishery Group also acquired another 5 purse seiners in Peru. This is in addition to the 18 purse seiners that the China Fishery Group owned in Peru as at the end of FY2006. In all, the China Fishery Group has 23 purse seiners in Peru currently, with a total hold capacity of 6,671 m^3, as well as 4 fishmeal processing plants.

The China Fishery Group has been actively increasing the capacity of its purse seiner fleet, so as to achieve economies of scale through increasing its own harvests of Peruvian Anchovy – the key raw material used in the production of fishmeal.

Hence, the China Fishery Group will continue to identify acquisition opportunities in Peru to drive cost and yield improvements. This will enable the China Fishery Group to maximise opportunities presented by its fishmeal operations, as global demand and prices of Peruvian fishmeal remain strong.

Having established a strong competitive position in Peru, the China Fishery Group is also well placed to develop Peru as a base for its South Pacific operations.

In view of the abovementioned developments, and barring unforeseen circumstances, Management is confident that the China Fishery Group will continue to achieve strong earnings in the next quarter.

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 15 May 2007

* *For identification purpose only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

中漁集團有限公司
截至二零零七年三月三十一日止第一季度
未經審核業績公布

> 太平洋恩利國際控股有限公司（「本公司」）之董事會（「董事」）欣然公布本公司擁有18.7%權益之附屬公司中漁集團有限公司（「中漁」，其股份於新加坡證券交易所有限公司上市）及其附屬公司（「中漁集團」）截至二零零七年三月三十一日止第一季度之未經審核綜合業績。

本公布乃中漁根據新加坡證券交易所有限公司上市手冊於二零零七年五月十五日所作公布之概要。以下為中漁集團截至二零零七年三月三十一日止第一季度未經審核綜合業績，乃根據香港聯合交易所有限公司證券上市規則第13.09條項下之披露責任作出。

中漁集團之未經審核綜合財務報表乃根據新加坡財務報告準則之規定妥為編製，並於二零零七年五月十五日於新加坡證券交易所有限公司網站www.sgx.com公布。

1(a) 截至二零零七年三月三十一日止第一季度之未經審核綜合收益表

中漁集團以美元作呈報貨幣。

	中漁集團 截至下列日期止三個月 二零零七年 三月三十一日 千美元	中漁集團 截至下列日期止三個月 二零零六年 三月三十一日 千美元	增加 %
營業額	121,822	48,506	151.1
銷售成本	(10,389)	–	不具意義
船舶租賃支出	(20,447)	(10,033)	103.8
船舶經營成本	(48,631)	(15,024)	223.7
毛利	42,355	23,449	80.6
其他經營收入	942	17	5,441.2
銷售支出	(1,759)	(445)	295.3
行政支出	(3,874)	(1,291)	200.1
財務支出	(6,175)	(760)	712.5
除稅前溢利	31,489	20,970	50.2
所得稅支出	(1,025)	–	不具意義
本期間溢利	30,464	20,970	45.3

	中漁集團 截至下列日期止三個月 二零零七年 三月三十一日 千美元	中漁集團 截至下列日期止三個月 二零零六年 三月三十一日 千美元	增加／ （減少） %
包括利息收入之其他經營收入	942	17	5,441.2
借貸利息	(6,175)	(760)	712.5
經營船舶租賃開銷	(5,533)	(3,450)	60.4
折舊支出	(2,593)	(35)	7,308.6
定額船舶租賃支出	(6,480)	–	不具意義
外匯兌換虧損	(53)	(100)	(47.0)

1(b) 未經審核綜合資產負債表

	中漁集團 二零零七年 三月三十一日 千美元	中漁集團 二零零六年 十二月三十一日 千美元
資產		
流動資產：		
現金及銀行結餘	21,675	57,668
貿易應收款項	28,082	8,228
其他應收款項及預付款項	39,029	68,254
經營開支	9,200	6,928
存貨	12,604	12,895
經營船舶租賃－即期部分	22,133	13,800
流動資產總值	132,723	167,773

魚粉業務

中漁於二零零六年下半年於秘魯開展業務，並於二零零六年十一月在秘魯開展魚粉加工業務。於二零零七年財政年度第一季度，中漁集團收取來自魚粉業務之首次貢獻，即營業額、EBITDA及除稅後淨溢利分別為41,700,000美元（約325,300,000港元）、15,200,000美元（約118,600,000港元）及6,100,000美元（約47,600,000港元）。

毛利率分析

於二零零七年財政年度第一季度，捕魚業務於EBITDA及淨溢利方面分別錄得40.6%及35.7%之強勁邊際利潤，去年則分別為52.0%及43.2%。邊際利潤下跌，主要由於第四份船舶經營協議之船舶租賃支出頗為可觀，加上高利潤優質魚類產品之銷售遞延至二零零七年財政年度第二季度所致。此外，由於第三份及第四份船舶經營協議僅於一月份訂立，中漁集團現正根據此等船舶經營協議於二零零七年財政年度第一季度確認每份之全面收益。

另一方面，魚粉業務錄得EBITDA比率30.4%。此分部之銷售成本為28,000,000美元（約218,400,000港元），純粹包括原材料成本及船舶經營成本，如船用燃料、零部件及船員工資等。由於魚粉業務乃由中漁集團以去年十二月發行之優先票據所得款項收購，而有關業務亦須繳付秘魯稅項，因此純利率為14.6%。

基於合併基準，中漁集團二零零七年財政年度第一季度之EBITDA比率維持於37.6%。整體上，增加船舶經營協議數目及開拓魚粉業務已令中漁集團總銷售成本由二零零六年財政年度第一季度25,100,000美元（約195,800,000港元）增加至二零零七年財政年度第一季度79,500,000美元（約620,100,000港元）。

基於相同原因，銷售及行政支出亦已分別由400,000美元（約3,100,000港元）及1,300,000美元（約10,100,000港元）增加至1,800,000美元（約14,000,000港元）及3,900,000美元（約30,400,000港元）。財務支出由800,000美元（約6,200,000港元）增加至6,200,000美元（約48,400,000港元），主要原因為中漁集團秘魯附屬公司發行225,000,000美元（約1,755,000,000港元）7年期優先票據。因此，集團純利率為25.0%。

營業額分析

按地域分部基準，中華人民共和國（「中國」）仍為中漁集團最大市場。向中國作出之銷售於二零零七年財政年度第一季度為84,000,000美元（約655,200,000港元）或佔總營業額68.9%。向日本及韓國作出之銷售為23,000,000美元（約179,400,000港元）或18.9%，而向歐洲及世界其他市場作出之銷售則為14,800,000美元（約115,400,000港元）或佔總銷售12.2%。

按產品劃分，中漁集團魚類銷售為80,300,000美元（約626,300,000港元）或佔二零零七年財政年度第一季度總營業額65.9%，而魚粉及魚油佔餘額41,500,000美元（約323,700,000港元）或34.0%。

與過往財務期間相比，中漁集團銷售組合因魚粉及魚油銷量增加而有變。此等產品於中國、台灣及越南等亞洲市場的需求殷切，而該等市場更躋身全球最大消費者之列。根據聯合國糧農組織的統計數字，亞洲佔世界總海產量91.5%。同時，由於人民日益富裕及不斷轉變飲食習慣，中漁集團深知，中國市場的魚類需求量將持續上升。

資產負債表

資產

於二零零七年三月三十一日，中漁集團總資產為551,100,000美元（約4,298,600,000港元），包括非流動資產418,400,000美元（約3,263,500,000港元）及流動資產132,700,000美元（約1,035,100,000港元）。

於二零零六年十二月三十一日，非流動資產由270,000,000美元（約2,106,000,000港元）增加至於二零零七年三月三十一日418,400,000美元（約3,263,500,000港元），此乃由於二零零七年財政年度第一季度訂立第三份船舶經營協議及於秘魯收購5艘圍網船，令經營船舶租賃支出預付增加所致。

流動資產由於現金及銀行結餘減少而由167,800,000美元（約1,308,800,000港元）減至132,700,000美元（約1,035,100,000港元），原因為中漁集團發行優先票據所得款項如公佈所述用於各項拓展計劃。該額由經營船舶租賃即期部分增加及因第一季度捕撈旺季產生貿易應收款項及預付款項所抵消。於中報期間結算日，中漁集團持有21,700,000美元（約169,300,000港元）現金及現金等值項目。

有關中漁集團船舶租賃支出之分析如下：

經營

存貨	–	11,600
商譽	51,651	44,989
其他無形資產	32,440	24,575
非流動資產總值	418,401	270,014
資產總值	551,124	437,787
負債及資金		
流動負債：		
貿易應付款項	12,630	11,013
其他應付款項及未付款項	18,049	21,435
應付所得稅	3,723	2,923
融資租約－即期部分	3,333	2,719
銀行透支及銀行貸款－即期部分	15,256	10,354
流動負債總額	52,991	48,444
非流動負債：		
融資租約	5,383	3,744
銀行貸款	30,000	31,932
優先票據	216,495	216,043
法定僱員溢利攤分	8,098	6,678
遞延稅項負債	22,039	18,028
	282,015	276,425
資本及儲備：		
股本	39,104	36,204
儲備	177,014	76,714
資金總額	216,118	112,918
負債及資金總額	551,124	437,787

2. 每股普通股盈利

	中漁集團 截至下列日期止三個月 二零零七年 三月三十一日	二零零六年 三月三十一日
每股普通股盈利		
(a) 按已發行普通股之加權平均數為基準；及	7.94美仙	6.05美仙
(b) 按全面攤薄為基準	不適用	不適用
每股基本及攤薄盈利乃按下列數據為基準計算：		
盈利	30,464,000美元	20,970,000美元
計算每股基本盈利所用普通股加權平均數	383,628,889	346,840,000

3. 每股普通股資產淨值

	中漁集團 二零零七年 三月三十一日	二零零六年 十二月三十一日
按已於期間結算日現有已發行股本為基準之每股普通股資產淨值	0.55美元	0.31美元

4. 中漁集團業務表現回顧，使能對中漁集團業務有合理了解。

營業額及溢利

透過過往一年進行的連串發展計劃，中漁集團截至二零零七年三月三十一日止財政季度（「二零零七年財政年度第一季度」）之營業額由48,500,000美元（約378,300,000港元）按年躍升151.1%至121,800,000美元（約950,000,000港元），除稅後淨溢利由21,000,000美元（約163,800,000港元）增加45.3%至30,500,000美元（約237,900,000港元）。二零零七年財政年度第一季度之除利息、稅項、折舊及攤銷前盈利（「EBITDA」）由二零零六年財政年度第一季度25,200,000美元（約196,600,000港元）上升81.7%至45,300,000美元（約357,200,000港元）。

拖網業務

於二零零七年一月，中漁公佈其第三份及第四份船舶經營協議（「船舶經營協議」），藉此增加其超級拖網船船隊規模至23艘。中漁集團就第三份船舶經營協議預付租賃款項150,000,000美元（約1,170,000,000港元），該款項將按租期18年攤銷。另一方面，第四份船舶經營協議乃按每日每艘船舶12,000美元（約93,600港元）之每日定額船舶租賃支出基準作出安排，同時按船舶經營溢利20%收取變額船舶租賃支出。

於二零零七年財政年度第一季度，中漁集團自拖網業務錄得營業額80,000,000美元（約624,000,000港元），較去年同期增長65.4%。因此，中漁集團自其拖網業務錄得EBITDA 32,500,000美元（約253,500,000港元）及除稅後淨溢利24,400,000美元（約190,300,000港元），較去年同期之EBITDA 25,200,000美元（約196,600,000港元）及除稅後淨溢利21,000,000美元（約163,800,000港元）分別增長29.0%及16.2%。

第一份船舶經營協議	–	1,956	1,400	3,356
第二份船舶經營協議	–	2,056	2,050	4,106
第三份船舶經營協議	–	2,193	2,083	4,276
第四份船舶經營協議	6,480	2,229	–	8,709
	6,480	8,434	5,533	20,447

二零零六年財政年度第一季度	定額船舶租賃支出 千美元	變額船舶租賃支出 千美元	預付船舶租賃支出攤銷 千美元	總計 千美元
第一份船舶經營協議	–	3,038	1,400	4,438
第二份船舶經營協議	–	3,545	2,050	5,595
	–	6,583	3,450	10,033

附註：

第四份船舶經營協議乃按每日船舶租賃支出基準安排（與第一份至第三份船舶經營協議乃按預付船舶租賃支出基準安排不同），除收取定額船舶租賃支出外，亦可收取所有船舶經營協議支付佣金前的經營溢利20%之變額船舶租賃支出。

負債

於二零零七年三月三十一日，中漁集團負債總額為335,000,000美元（約2,613,000,000港元），包括非流動負債282,000,000美元（約2,199,600,000港元）及流動負債53,000,000美元（約413,400,000港元）。

於二零零六年十二月三十一日，非流動負債由276,400,000美元（約2,155,900,000港元）增加至282,000,000美元（約2,199,600,000港元），主要原因為魚粉業務所產生遞延稅項負債增加4,000,000美元（約31,200,000港元）。

流動負債微升至53,000,000美元（約413,400,000港元），原因為流動借貸增加4,900,000美元（約38,200,000港元），但被貿易應收款項以及其他應付款項及未付款項減少1,600,000美元（約12,500,000港元）所抵銷。

與二零零六年十二月三十一日60.5%相比，中漁集團於二零零七年三月三十一日之資產負債比率為49.1%。資產負債比率乃按計息借貸總額除資產總值計算。

中漁集團亦於中期期間結算日維持營運資金淨額79,700,000美元（約621,700,000港元）。

5. 於本公布日期中漁集團所從事行業之競爭條件及於下一個中期期間及未來12個月可能影響中漁集團之任何已知因素或事宜之註釋。
全球魚類需求持續上升，加上海魚供應有限，為捕撈公司創造多種機遇。中漁將繼續實行策略，爭取更長期捕撈珍貴魚類資源之許可。中漁之魚粉業務不斷增長，亦將協助中漁集團抓緊全球市場對魚粉需求不斷上升帶來之機遇。

下文載列中漁集團於其後季度擬進行之主要計劃：

拖網業務

整體而言，中漁集團之超級拖網船由二零零六年財政年度年結日之14艘增至現時23艘。更重要的是，透過新增之超級拖網船，於二零零七年財政年度中漁集團源自其拖網業務之魚穫較二零零六年財政年度增長近一倍。

管理層現正磋商，將第四份船舶經營協議之條款由每日船舶租賃支出基準，重組為長期預付船舶租賃款項，如能落實，此舉將能大大增加第四份船舶經營協議項下之邊際利潤。

魚粉業務

於二零零七年財政年度第一季度，中漁集團亦於秘魯額外購置5艘圍網船，此舉壯大中漁集團於二零零六年財政年度年結日在秘魯擁有18艘圍網船之船隊。總括而言，中漁集團現於秘魯擁有總承載量為6,671立方米之23艘圍網船及4個魚粉加工場。

中漁集團一直致力提升其圍網船船隊之實力，以透過增加魚粉加工之主要原料－秘魯鯷魚之魚穫，達致規模經濟效益。

因此，中漁集團將繼續於秘魯物色收購機會，以減低成本及增加利潤。由於秘魯魚粉之全球需求及價格上升，此舉將協助中漁集團盡量擴大魚粉業務帶來之機遇。

憑藉於秘魯建立之強大競爭實力，中漁集團亦已準備就緒，將秘魯發展為南太平洋業務之基地。

有鑑於上述發展及在沒有不可預見之情況下，管理層相信中漁集團能於下一個季度取得強勁盈利。

於本公布日期，本公司執行董事為鄭啟美女士、黃裕翔先生、黃裕佳先生、黃裕培先生、黃培圓女士及鄧乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭樂輝先生及盧文俊先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄧乃銘

香港，二零零七年五月十五日

* *僅供識別*

END



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

RIGHTS ISSUE OF 600,863,876 RIGHTS SHARES AT HK$1.55 PER RIGHTS SHARE ON THE BASIS OF 1 RIGHTS SHARE OF THE COMPANY FOR EVERY 2 EXISTING SHARES OF THE COMPANY

Underwriter and Financial Advisor to the Company

HSBC

DESPATCH OF THE PROSPECTUS DOCUMENTS

The Prospectus Documents will be despatched to the Shareholders on 22 May 2007.

The PAIH Rights Issue is subject to the conditions of the PAIH Underwriting Agreement being fulfilled. Accordingly, the PAIH Rights Issue may or may not proceed. In the event that the PAIH Rights Issue does not proceed, the Company will not proceed with the Acquisition. Shareholders and potential investors should therefore exercise caution when dealing in the Shares or the PAIH Rights Shares in their nil-paid form, and if they are in any doubt about their position, they are recommended to consult their professional advisers.

Reference is made to the circular of the Company dated 7 May 2007 (the "Circular"). Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Circular.

DESPATCH OF THE PROSPECTUS DOCUMENTS

The prospectus, the PAL and the EAF (collectively the "Prospectus Documents") will be despatched to the Shareholders on 22 May 2007.

A copy of the Prospectus Documents, together with the written consent given by Deloitte Touche Tohmatsu, will be registered with the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance of Hong Kong on or before 22 May 2007. A copy of the Prospectus Documents will be filed with the Registrar of Companies in Bermuda pursuant to the Companies Act 1981 of Bermuda (as amended), as soon as reasonably practicable after, 22 May 2007.

DEALINGS

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the PAIH Rights Shares, in both their nil-paid and fully-paid forms. It is expected that dealings in the PAIH Rights Shares in their nil-paid form will commence on Friday, 25 May 2007 and will end on Friday, 1 June 2007, both days inclusive.

LATEST TIME FOR ACCEPTANCE AND PAYMENT

The latest time for acceptance of and payment for the PAIH Rights Issue is 4:00 p.m. on Wednesday, 6 June 2007. Details of the procedures for acceptance and transfer are set out in the Prospectus Documents.

SHAREHOLDING STRUCTURE OF THE COMPANY

Pursuant to the PAIH Underwriting Agreement dated 20 March 2007 entered into between the Company, N.S. Hong and the Underwriter, (i) the total number of the PAIH Rights Shares to be issued under the PAIH Rights Issue was 600,863,876 PAIH Rights Shares; (ii) the total underwriting commitment of the Underwriter is 292,171,876 PAIH Rights Shares; and (iii) the total underwriting commitment of N.S. Hong is 308,692,000.

Changes in shareholding structure of the Company arising from the PAIH Rights Issue:

	As at the Latest Practicable Date *Note 3*		Immediately after completion of the PAIH Rights Issue on the assumption as set out in *Note 1*		Immediately after completion of the PAIH Rights Issue on the assumption as set out in *Note 2*	
	No. of Shares	%	*No. of Shares*	%	*No. of Shares*	%
N.S. Hong	617,384,525	51.4	926,076,787	51.4	926,076,787	51.4
HSBC	0	0	0	0	292,171,614	16.2
Other Shareholders	584,343,228	48.6	876,514,842	48.6	584,343,228	32.4
Total	1,201,727,753	100.0	1,802,591,629	100.0	1,802,591,629	100.0

Notes:

1. Assuming all Shareholders take up their respective provisional allotment of the PAIH Rights Shares in full, 864,090,970 Shares will be held by Shareholders in the public (representing approximately 47.9% of the Shares) and 13,423,872 Shares will be held by Mr. Cheng and Ms. Ng (both are Directors of the Company) and an associate of Mr Ng (a Director of the Company), representing approximately 0.7% of the Shares.
2. Assuming all Shareholders (other than N.S. Hong) do not take up any provisional allotment of the PAIH Rights Shares and assuming HSBC has taken up all the unwritten shares under the PAIH Underwriting Agreement, 578,131,292 Shares will be held by Shareholders in the public representing approximately 32.1% of the Shares) and 6,211,936 Shares will be held by Mr. Cheng and Ms. Ng (both are Directors of the Company) and an associate of Mr. Ng (a Director of the Company), representing approximately 0.3% of the Shares.
3. As at the Latest Practicable Date, 578,131,292 Shares are held by the Shareholders in the public (representing approximately 48.1% of the Shares) and 6,211,936 Shares are held by Mr. Cheng and Ms. Ng (both are Directors of the Company) and an associate of Mr. Ng (a Director of the Company), representing approximately 0.5% of the Shares.

REVISED EXPECTED TIMETABLE

The expected timetable of the PAIH Rights Issue is amended as follows:

	2007
Last day of dealings in the Shares on a cum-rights basis	14 May
Commencement of dealings in the Shares on an ex-rights basis	15 May
Latest time for lodging transfers of Shares to be entitled for the PAIH Rights Issue	4:00 p.m. on 16 May
Book close period to determine the entitlements under the PAIH Rights Issue (both dates inclusive)	17 May to 21 May
Record Date	21 May
Prospectus Documents to be posted	22 May
First day of dealings in nil-paid PAIH Rights Shares	25 May
Latest time for splitting nil-paid PAIH Rights Shares	4:00 p.m. on 29 May
Last day of dealings in nil-paid PAIH Rights Shares	1 June
Latest time for acceptance of payment for PAIH Rights Shares and application for the excess PAIH Rights Shares	4:00 p.m. on 6 June
PAIH Underwriting Agreement becomes unconditional	5:00 p.m. on 8 June
Announcement of the results of the PAIH Rights Issue to be published	11 June
Refund cheques for wholly and partially unsuccessful excess applications to be posted	11 June
Shares certificates for the PAIH Rights Shares to be posted on or before	12 June

Notes:

i) Dealings in the fully-paid PAIH Rights Shares will commence as soon as the relevant Shareholders receive the share certificates for the PAIH Rights Shares.

ii) All times in this prospectus refer to Hong Kong time.

iii) Effect of bad weather on the latest time for acceptance of and payment for PAIH Rights Shares.

The latest time for acceptance of and payment for PAIH Rights Shares will not take place if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning

(i) in force in Hong Kong at any local time before 12.00 noon and no longer in force after 12.00 noon on 6 June 2007. Instead the latest time of acceptance of and payment for the PAIH Rights Shares will be extended to 5.00 p.m. on the same Business Day;

(ii) in force in Hong Kong at any local time between 12.00 noon and 4.00 p.m. on 6 June 2007. Instead the latest time of acceptance of and payment for the PAIH Rights Shares will be rescheduled to 4.00 p.m. on the following Business Day which does not have either of those warnings in force at any time between 9.00 a.m. and 4.00 p.m.

If the latest time for acceptance of any payment for the PAIH Rights Shares does not take place on 6 June 2007, the dates mentioned in this section may be affected. A press announcement will be made by the Company in such event.

GENERAL

Shareholders should note that the PAIH Rights Issue is subject to the conditions of the PAIH Underwriting Agreement being fulfilled. Accordingly, the PAIH Rights Issue may or may not proceed. In the event that the PAIH Rights Issue does not proceed, the Company will not proceed with the Acquisition. Shareholders and potential investors should therefore exercise caution when dealing in the Shares or PAIH Rights Shares in their nil-paid form, and if they are in any doubt about their positions, they are recommended to consult their professional advisers.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 21 May 2007



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

按每持有2股本公司現有股份可獲發1股本公司供股股份的基準以每股供股股份1.55港元發行600,863,876股供股股份

本公司包銷商及財務顧問

HSBC 滙豐

寄發章程文件

> 章程文件將於二零零七年五月二十二日寄發予股東。
>
> 太平洋恩利供股須待太平洋恩利包銷協議的條件達成後方可進行。因此，太平洋恩利供股未必進行。倘不進行太平洋恩利供股，則本公司不會作出收購。股東與有意投資者在買賣股份或未繳股款太平洋恩利供股股份時務須審慎行事，如對所持股份有任何疑問，應諮詢專業顧問。

[illegible]參閱本公司二零零七年五月七日的通函（「通函」）。除另有說明外，本公佈所使用詞彙與通函所定義者具有相同涵義。

寄發章程文件

供股章程、暫定配額通知書及額外申請表格（合稱「章程文件」）將於二零零七年五月二十二日寄發予股東。

根據香港公司條例第342C條，章程文件副本連同[illegible]已[illegible]於二零零七年五月二十二日或之前送呈香港公司註冊處登記。章程文件副本將於二零零七年五月二十二日[illegible]一九八一年百慕達公司法（經修訂）送呈百慕達公司註冊處存檔。

買賣

本公司已向聯交所上市委員會申請未繳股款及繳足股款太平洋恩利供股股份上市及買賣。預期未繳股款太平洋恩利供股股份將於二零零七年五月二十五日星期五起至二零零七年六月一日星期五（包括首尾兩日）期間買賣。

接納及付款的最後限期

接納太平洋恩利供股及付款最後限期為二零零七年六月六日星期三下午四時正。接納及付款程序詳情載於章程文件。

本公司的股權架構

根據本公司、N.S. Hong與包銷商於二零零七年三月二十日訂立的太平洋恩利包銷協議，(i)根據太平洋恩利供股將發行的太平洋恩利供股股份總數為600,863,876股太平洋恩利供股股份；(ii)包銷商承諾包銷合共292,171,876股太平洋恩利供股股份；及(iii) N.S. Hong承諾包銷合共308,692,000股太平洋恩利供股股份。

因太平洋恩利供股而導致之本公司股權架構：

	於最後可行日期 附註3 股份數目	%	完成太平洋恩利供股當時且在附註1所述假設情況下 股份數目	%	完成太平洋恩利供股當時且在附註2所述假設情況下 股份數目	%
N.S. Hong	617,384,525	51.4	926,076,787	51.4	926,076,787	51.4
包銷商	0	0	0	0	292,171,614	16.2
其他股東	584,343,228	48.6	876,514,842	48.6	584,343,228	32.4
合計	1,201,727,753	100.0	1,802,591,629	100.0	1,802,591,629	100.0

附註：

1. 假設所有股東全數接納各自的太平洋恩利供股股份暫定配額。864,[illegible]股股份將由公眾股東所持有，另12,423,872股股份將由本公司董事[illegible]先生與[illegible]女士以及本公司董事[illegible]先生的一名受託人持有，分別約佔該等股份的47.9%及0.7%。
2. 假設所有股東（N.S. Hong除外）不會接納太平洋恩利供股股份的暫定配額，並假設[illegible]太平洋恩利供股[illegible]，570,131,292股股份將由公眾股東持有，而6,211,936股股份將由本公司董事[illegible]先生與[illegible]女士以及本公司董事[illegible]先生的一名受託人持有，分別約佔該等股份的32.1%及0.3%。
3. 於最後可行日期，570,131,292股股份由公眾股東持有，而6,211,936股股份由本公司董事[illegible]先生與[illegible]女士以及本公司董事[illegible]先生的一名受託人持有，分別佔該等股份約48.1%及0.5%。

經修訂預期時間表

太平洋恩利供股的預期時間表修訂如下：

	二零零七年
買賣未除權股份之最後日期	五月十四日
股份開始除權買賣	五月十五日
遞交股份過戶文件以符合資格參與太平洋恩利供股之最後限期	五月十六日下午四時正
暫停辦理股東登記以釐定太平洋恩利供股配額之期間（包括首尾兩日）	五月十七日至五月二十一日
記錄日期	五月二十一日
寄發章程文件	五月二十二日
買賣未繳股款太平洋恩利供股股份之首日	五月二十五日
分拆未繳股款太平洋恩利供股股份之最後限期	五月二十九日下午四時正
買賣未繳股款太平洋恩利供股股份之最後限期	六月一日
接納太平洋恩利供股股份付款及申請額外太平洋恩利供股股份之最後限期	六月六日下午四時正
太平洋恩利包銷協議成為無條件	六月八日下午五時正
刊登太平洋恩利供股結果之公佈	六月十一日
寄發全部或部分不獲接納額外申請之退款支票	六月十一日
寄發太平洋恩利供股股份之股票	六月十二日或之前

附註：

i. [illegible]
ii. 供股章程內所有時間均為香港時間；
iii. [illegible]接納太平洋恩利供股股份及繳付股款最後限期的影響。

[illegible]

[illegible]

[illegible]

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE YEAR ENDED 31 MARCH 2007 OF PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 63% owned subsidiary, the shares of which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH Group") for the year ended 31 March 2007.

This announcement is a summary of the announcement made by PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 30 May 2007. Information in the unaudited consolidated results of PAH Group for the year ended 31 March 2007, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited consolidated financial statements of PAH Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 30 May 2007.

1(a) Unaudited Consolidated Income Statement for the year ended 31 March 2007

	PAH Group Year ended 31.03.2007 HK$'000	PAH Group Year ended 31.03.2006 HK$'000 (restated)	Increase/(decrease) %
Revenue	5,292,636	3,554,746	48.9
Cost of sales	(4,327,604)	(2,979,557)	45.2
Gross profit	965,032	575,189	67.8
Other operating income	26,602	4,651	471.4
Selling and distribution expenses	(34,829)	(42,401)	(17.9)
Administrative expenses	(147,259)	(78,970)	86.5
Other operating expenses	-	(11,503)	NM
Gain on dilution of interest in subsidiary	383,063	220,041	73.0
Finance costs	(322,421)	(102,793)	216.4
	972,268	564,216	72.3
Share of results of associates	861	(310)	377.7
Profit before taxation	973,129	563,906	72.6
Taxation	(10,360)	(4,711)	119.9
Profit for the year	962,769	559,195	72.2
Attributable to:			
Shareholders of PAH (Note a)	385,405	257,375	49.7
Minority interests	577,364	301,820	91.3
	962,769	559,195	72.2

Note:

a The net profit attributable to the equity holders of PAH, contributed by the Frozen Fish Supply Chain Management ("Frozen Fish SCM") division and the fishing division (headed by China Fishery Group Limited), is set out as follows:

	PAH Group Year ended 31.03.2007 HK$'000	PAH Group Year ended 31.03.2006 HK$'000	Increase/(decrease) %
Frozen Fish SCM division	250,051	164,285	52.2
Fishing division	135,354	93,090	45.4
Net profit attributable to shareholders of PAH	385,405	257,375	49.7
Frozen Fish SCM division	250,051	164,285	52.2
Less: Non-operating items			
Gain on revaluation of land and buildings	56	700	(92.0)
(Loss)/gain on revaluation of investment properties	(7,690)	903	(951.6)
Net gain on dilution of interest in subsidiary	142,284	81,446	74.7
Adjusted net profit from Frozen Fish SCM division	115,401	81,236	42.1

1(b) Unaudited Consolidated Balance Sheet

	PAH Group 31.03.2007 HK$'000	PAH Group 31.03.2006 HK$'000
NON CURRENT ASSETS		
Property, plant and equipment	880,497	114,485
Investment properties	13,230	22,900
Goodwill	308,174	105,293
Deferred charter hire	1,835,600	604,890
Interests in associates	921	68
Fishing permits	335,053	-
Other intangible assets	2,728	2,720
	3,376,203	850,356
CURRENT ASSETS		
Inventories	738,207	836,513
Trade receivables	1,368,385	1,376,174
Trade receivables with insurance coverage	-	1,186
Other receivables and prepayments	589,785	315,672
Current portion of deferred charter hire	173,640	107,640
Advances to suppliers	315,908	-
Bills receivable	111,737	107,210
Tax recoverable	-	540
Pledged deposits	293	78
Bank balances and cash	185,376	176,681
	3,704,331	2,921,495
CURRENT LIABILITIES		
Trade payables	364,845	46,573
Other payables	139,236	56,609
Tax liabilities	39,695	6,675
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	5,740	3,682
Current portion of finance leases	25,994	-
Bank advances drawn on bills and discounted trade receivables with insurance coverage	173,332	117,856
Current portion of interest-bearing bank borrowings	1,251,604	1,558,111
	1,960,444	1,788,080
NET CURRENT ASSETS	1,743,877	1,133,415
NON-CURRENT LIABILITIES		
Finance leases	41,909	-
Interest-bearing bank borrowings	456,576	137,609
Senior notes	1,688,661	-
Statutory employees' profit share	63,164	-
Deferred taxation	171,946	570
	2,422,255	138,179
NET ASSETS	2,797,745	1,845,592
CAPITAL AND RESERVES		
Share capital	576,595	576,595
Reserves	989,820	709,774
Shareholders' equity	1,566,415	1,286,369
Minority interests	1,231,330	559,223
TOTAL EQUITY	2,797,745	1,845,592

2. Earnings per ordinary share

	PAH Group Year ended 31.03.2007	PAH Group Year ended 31.03.2006
Earnings per ordinary share		
(i) Based on weighted average number of ordinary shares in issue; and	HK$0.33	HK$0.19
(ii) On a fully diluted basis	N/A	HK$0.19

* For identification purpose only

3. Net asset value per ordinary share

	PAH Group 31.03.2007	PAH Group 31.03.2006
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$2.37	HK$1.94

4. A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business.

Revenue & Profits

For the financial year ended 31 March 2007 ("FY 2007"), the PAH Group posted a 48.9% year-on-year increase in revenue to HK$5,292.6 million, and 49.7% increase in net profit attributable to equity holders to HK$385.4 million. The PAH Group's continued financial growth is attributed to, first, significantly increased contribution from its upstream fishing business and, second, sustained growth in its frozen fish supply chain management ("SCM") business.

Revenue analysis

Supported by growing consumption for frozen fish worldwide, in particular the People's Republic of China's ("PRC"), the PAH Group recorded consistently stable growth in its frozen fish SCM business. In FY 2007, the frozen fish SCM division posted a 19.7% year-on-year rise in revenue to HK$3,496.7 million, accounting for 66.1% of total FY 2007 revenue.

On the other hand, the PAH Group's fishing division headed by China Fishery Group Limited ("China Fishery") benefited from a series of strategic expansion plans. In January 2007, the fishing division entered into its 3rd and 4th Vessel Operating Agreements ("VOAs"), which increased its trawling fleet size to 31 in FY 2007, through various acquisitions, it also established fishmeal operations in Peru, where it now has 4 fishmeal processing plants and 25 purse seine fishing vessels. As a result of these expansion efforts, the fishing division recorded a 153.3% year-on-year rise in revenue to HK$1,789.0 million, accounting for 33.9% of total FY 2007 revenue.

By markets, the PRC remained as the PAH Group's most significant market, accounting for HK$4,026.2 million or 76.1% of total FY 2007 revenue. Japan and Korea, the PAH Group's second largest market and most important consumers of high-value premium fish products, accounted for HK$769.0 million or 14.5% of FY 2007 revenue. The PAH Group also diversified its sales to other markets of the world, including Europe, the Americas and various Asian countries, with these markets accounting for the balance HK$497.4 million or 9.4%.

Gross & Net Profits

Commensurate with revenue growth, total costs of sales increased 45.2% year-on-year to HK$4,327.6 million. Gross profit for FY2007 rose 67.8% year-on-year to HK$965.0 million.

Other operating income increased by 471.4% to HK$26.7 million from HK$4.7 million, mainly attributable to an exchange gain of HK$11.3 million due to the appreciation of the Peruvian Nuevo Sol against the US Dollar, and increased interest income.

Administrative expenses increased 86.5% to HK$147.3 million, due mainly to China Fishery's establishment of fishmeal operations in Peru; finance expenses increased 216.4% to HK$322.4 million, as a result of the issuance of US$225 million (approximately HK$1,755 million) in senior notes due 2013 by a subsidiary of China Fishery in December 2006 to fund the Peruvian acquisitions (the "2013 Senior Notes"), and also rising interest costs on borrowings. Tax increased 119.9% to HK$10.4 million, with taxation of the Peruvian fishmeal operations accounting for most of the increase.

Offsetting these was an exceptional gain of HK$383.1 million booked by the PAH Group on the dilution of interest in China Fishery through a placement of China Fishery shares completed in February 2007. Consequently, the PAH Group posted HK$962.8 million in profit after tax, a 72.2% rise from HK$559.2 million in FY 2006. Net profit attributable to equity holders of PAH recorded HK$385.4 million, a 49.7% increase over FY 2006. Excluding the exceptional gains recorded in both FY 2006 and FY 2007, net profit attributable to equity holders of PAH was HK$243.2 million, an increase of 38.1% from HK$176.1 million in FY 2006.

Balance Sheet

Assets

As at the end of FY 2007, the PAH Group's total assets stood at HK$7,080.5 million, of which HK$185.7 million were in cash and bank balances.

Non-current assets increased from HK$850.4 million as at 31 March 2006 to HK$3,376.2 million as at 31 March 2007. This was attributed to the fishing division's acquisition of assets including plants and purse seine fishing vessels in Peru during FY 2007, and a significant increase in deferred charter hire fees as a result of the 3rd VOA.

Current assets increased from HK$2,921.5 million to HK$3,704.3 million, mainly attributable to the increase in receivables, prepayments and advances to suppliers that were in line with the financial year-end coinciding with the seasonal peak period. Current deferred charter hire also increased as a result of the 3rd VOA.

Liabilities

As at the end of FY 2007, the PAH Group's total liabilities stood at HK$4,382.7 million.

Current liabilities increased from HK$1,788.1 million as at 31 March 2006 to HK$1,960.4 million as at 31 March 2007, due to an increase in trade and other payables, tax liabilities and finance leases mainly attributable to the new Peruvian fishmeal operations, offset by a decrease in current interest-bearing borrowings.

Non-current liabilities increased from HK$138.2 million to HK$2,422.3 million due mainly to increased borrowings (including the 2013 Senior Notes) taken on by the PAH Group to fund its expansion programmes as well as for working capital purposes. Deferred taxation also increased, arising mainly from the Peruvian fishmeal operations.

Due to yearly seasonal patterns by which the PAH Group exhibits a higher gearing level at the end of the financial year, as well as the issuance of the 2013 Senior Notes, the PAH Group's net gearing increased to 116.9% from 82.1%.

5. A commentary at the date of the announcement of the competitive conditions of the industry in which the PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting period and next 12 months.

In March 2007, the PAH Group announced plans to increase its effective stake in China Fishery from 38.1% to 67.9%. This is aimed at enhancing the proportion of China Fishery's earnings attributable to the PAH Group through enlarging its stake in China Fishery - the fastest growing business division within the PAH Group - at an attractive purchase consideration of US$356 million (approximately HK$2,777 million).

To fund this stake increase, the PAH Group has in April 2007 completed the issue of US$93 million (approximately HK$725 million) in 4% convertible bonds due 2012. It is also proposing a 1-for-1 rights issue to raise approximately US$226 million (approximately HK$1,763 million) which is subject to shareholders' approval in June 2007. These funding methods were chosen as they would defer and moderate equity dilution to the PAH Group's existing shareholders. Following these fund-raising exercises, the PAH Group will also be able to enlarge its capital base significantly, thereby laying the ground for future growth.

Operationally, the PAH Group expects these exercises to create greater synergies within the PAH Group. This will place the PAH Group in a favoured position to ride on the growing global demand for fish, particularly in the PRC, where the PAH Group is currently a dominant market player. In the calendar year of 2006, the PRC's total import volume of frozen fish increased 8.4% year-on-year to 1.3 million tonnes. This also represents an average annual growth of 14.1% over the last two years.

In the year ahead, the PAH Group will also continue to enhance the earning capabilities of its upstream fishing operations. Management is currently in negotiations to restructure the terms of the 4th VOA from a daily charter hire basis to a long-term prepaid charter hire basis. If concluded, this would enhance profit margins under the 4th VOA significantly.

The PAH Group will also continue to increase the capacity of its purse seine fishing fleet in Peru, so as to achieve economies of scale through increasing its own harvests of Peruvian Anchovy - the key raw material used in the production of fishmeal. New acquisitions will be aimed at driving cost and yield improvements to its fishmeal operations, and to maximise the opportunities presented by a robust global demand for Peruvian fishmeal.

In view of the above, and barring unforeseen circumstances, the PAH Group is confident that it will achieve better performance in FY 2008.

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr Ng Joo Siang, Mr Ng Joo Kwee, Mr Ng Joo Puay, Frank, Ms Ng Puay Yee and Mr Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr Lew V Robert, Mr Kwok Lam Kwong, Larry and Mr Yeh Man Chun, Kent.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 30 May 2007

香港經濟日報
2007年5月31日 星期四



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1174)

太平洋恩利(控股)有限公司
截至二零零七年三月三十一日止年度
之未經審核業績公布

> 太平洋恩利國際控股有限公司（「本公司」）之董事會（「董事」）欣然公佈本公司擁有65%權益之附屬公司太平洋恩利（控股）有限公司（「恩利控股」，其股份於新加坡證券交易所有限公司上市）及其附屬公司（「恩利控股集團」）截至二零零七年三月三十一日止年度之未經審核綜合業績。

本公布為恩利控股於二零零七年五月三十日經新加坡證券交易所有限公司之證券上市手冊規則公布之摘要。以下為根據香港聯合交易所有限公司證券上市規則第13.09條之披露責任須刊發之恩利控股集團截至二零零七年三月三十一日止年度之未經審核綜合業績。

恩利控股集團之未經審核綜合財務報表乃根據新加坡財務報告準則之規定而編製，並於二零零七年五月三十日在新加坡證券交易所有限公司之網站(www.sgx.com)刊登。

1(a) 截至二零零七年三月三十一日止年度之未經審核綜合收益表

	恩利控股集團 截至下列日期止年度 二零零七年 三月三十一日 千港元	二零零六年 三月三十一日 千港元 (重列)	增加／ (減少) 百分比
營業額	5,292,616	3,554,746	48.9
銷售成本	(4,327,604)	(2,979,557)	45.2
毛利	965,012	575,189	67.8
其他經營收入	26,682	4,653	473.4
銷售及分銷支出	(34,829)	(42,401)	(17.9)
行政支出	(147,259)	(78,970)	86.5
其他經營支出	–	(11,503)	不具意義
視作出售附屬公司部分權益之收益	385,063	220,041	75.0
財務支出	(222,421)	(102,793)	116.4
	972,268	564,216	72.3
所佔聯營公司業績	861	(310)	377.7
除稅前溢利	973,129	563,906	72.6
稅項	(10,360)	(4,711)	119.9
年內溢利	962,769	559,195	72.2
應佔部份：			
恩利控股股東 *(附註a)*	385,405	257,375	49.7
少數股東權益	577,364	301,820	91.3
	962,769	559,195	72.2

附註：

a. 冷凍魚類供應鏈管理部門（「冷凍魚類供應鏈管理部門」）以及中國漁業集團有限公司領導之捕撈部門對恩利控股權益持有人應佔淨溢利所作貢獻載列如下：

	恩利控股集團 截至二零零七年 三月三十一日 止年度 千港元	截至二零零六年 三月三十一日 止年度 千港元	增加／ (減少) 百分比
冷凍魚類供應鏈管理部門	270,051	164,2[illegible]	[illegible]
捕撈部門	115,354	93,[illegible]	[illegible]
恩利控股權益持有人應佔溢利	385,405	257,375	49.7

3. 每股普通股資產淨值

	恩利控股集團 二零零七年 三月三十一日	二零零六年 三月三十一日
按已發行股本日期已發行股本為基準之每股普通股資產淨值	2.37港元	1.94港元

4. 恩利控股集團之業務表現回顧，使能對恩利控股集團業務有合理了解。

營業額及溢利
截至二零零七年三月三十一日止財政年度（「二零零七財政年度」），恩利控股集團營業額按年增長48.9%至5,292,600,000港元，權益持有人應佔淨溢利亦增加49.7%至385,400,000港元。恩利控股集團之財務業績不斷改善，主要由於捕撈業務貢獻大增，其次由於冷凍魚類供應鏈管理業務持續增長所致。

營業額分析
受全球（尤其於中華人民共和國（「中國」））冷凍魚類消費增長帶動，恩利控股集團之冷凍魚類供應鏈管理業務持續穩定增長。於二零零七財政年度，冷凍魚類供應鏈管理部門之營業額按年增加19.7%至3,496,700,000港元，佔二零零七財政年度總營業額之66.1%。

另一方面，恩利控股集團由中漁集團有限公司（「中漁」）領導之捕撈部門受益於穩中策略性擴充計劃。於二零零七年一月，捕撈部門訂立其第三份及第四份船舶經營協議（「船舶經營協議」），令其捕撈船隊規模增至23艘。於二零零七財政年度，該部門亦簽署多項收購於秘魯設立魚粉廠房，現時於秘魯擁有4家魚粉加工廠房及26艘圍網漁船。由於上述擴充工作，捕撈部門錄得營業額1,789,000,000港元，按年增幅達188.5%，佔二零零七財政年度總營業額之33.8%。

按市場劃分，中國仍為恩利控股集團最大市場，佔二零零七財政年度總營業額4,026,200,000港元或76.1%。恩利控股集團第二大市場及高價優質魚類產品之最重要的貿易為日本及韓國，佔二零零七財政年度營業額769,000,000港元或14.5%。恩利控股集團亦將其銷售擴展至全球其他市場，包括歐洲、美洲及多個亞洲國家，此等市場佔餘下497,400,000港元或9.4%。

毛利及淨溢利
與營業額增長一致，總銷售成本按年增加45.2%至4,327,600,000港元。二零零七財政年度之毛利按年上升67.8%至965,000,000港元。

其他經營收入由4,700,000港元增加473.4%至26,700,000港元，主要由於美元兌美元升值產生匯兌收益11,500,000港元及利息收入增加所致。

行政支出增加86.5%至147,300,000港元，主要由於中漁於秘魯設立魚粉廠房及財務支出增加116.4%至222,400,000港元所致。財務支出增加之原因為中漁一家附屬公司於二零零六年十二月發行於二零一三年到期為數225,000,000美元（約1,755,000,000港元）之優先票據（「二零一三年優先票據」）用作支付收購及借貸利息成本上升。稅項增加119.9%至10,400,000港元，大部份增幅來自秘魯魚粉業務之稅項。

恩利控股集團錄得於二零零七年二月完成之中漁股份配售以攤薄中漁權益持有特殊收益385,100,000港元，足以抵銷上文所述。因此，恩利控股集團除稅後溢利962,800,000港元，較二零零六財政年度559,200,000港元增加72.2%。恩利控股權益持有人應佔淨溢利為385,400,000港元，較二零零六財政年度增加

[illegible]	230,851	164,225	[illegible]
減：[illegible]			
上市[illegible]	15	730	(97.9)
[illegible]（虧損）收益	(7,650)	981	(879.3)
[illegible]公司[illegible]之[illegible]	142,206	81,361	[illegible]
[illegible]產生之[illegible]	115,451	81,256	42.1

1(b) 未經審核綜合資產負債表

	恩利控股集團	
	二零零七年三月三十一日 千港元	二零零六年三月三十一日 千港元
非流動資產		
物業、廠房及設備	860,497	114,485
投資物業	15,250	22,900
商譽	508,174	105,293
預付船舶租賃	1,835,600	604,890
於聯營公司之權益	921	60
捕撈許可證	253,033	–
其他無形資產	2,728	2,728
	3,476,203	850,356
流動資產		
存貨	758,207	836,313
貿易應收款項	1,568,385	1,376,174
已貼現之貿易應收款項	–	1,186
其他應收款項及預付款項	589,785	315,672
預付船舶租賃－即期部份	172,640	107,640
墊款予供應商	315,900	–
應收票據	113,737	107,210
可收回稅項	–	549
已抵押存款	291	70
銀行結存及現金	185,376	176,681
	3,704,321	2,921,49[illegible]
流動負債		
貿易應付款項	364,843	46,12[illegible]
其他應付款項	159,236	56,60[illegible]
稅項負債	39,695	6,67[illegible]
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	5,740	2,68[illegible]
融資租約－即期部份	25,994	-
已貼現票據及貿易應收款項之貼現銀行墊款	123,332	117,85[illegible]
計息銀行借貸－即期部份	1,241,604	1,558,13[illegible]
	1,960,444	1,788,08[illegible]
流動資產淨值	1,743,877	1,133,41[illegible]
非流動負債		
融資租約	41,988	-
計息銀行借貸	436,576	137,6[illegible]9
優先票據	1,688,661	-
法定僱員福利撥備	63,164	-
遞延稅項	171,946	5[illegible]0
	2,422,335	138,1[illegible]9
資產淨值	2,797,745	1,845,5[illegible]2
資本及儲備		
股本	576,595	576,5[illegible]5
儲備	989,820	709,7[illegible]4
股東資金	1,566,415	1,286,3[illegible]9
少數股東權益	1,231,330	559,213
資金總額	2,797,745	1,845,5[illegible]2

2. 每股基本盈利

	恩利控股集團 截至下列日期止年度	
	二零零七年三月三十一日	二零零六年三月三十一日
每股普通股盈利		
(i) 按已發行普通股之加權平均數為基準；及	0.58港元	0.39港元
(ii) 按全面攤薄為基準	不適用	0.39港元

* 僅供識別

[illegible]49.7%。撇除於二零零六財政年度及二零零七財政年度錄得之特殊收益，恩利控股權益持有人應佔淨溢利為243,200,000港元，較二零零六財政年度176,100,000港元增加38.1%。

資產負債表

資產

於二零零七財政年度年結時，恩利控股集團之資產總值為7,180,500,000港元，其中185,700,000港元為現金及銀行結存。

非流動資產由二零零六年三月三十一日之850,400,000港元增至二零零七年三月三十一日之3,476,200,000港元，歸因於捕撈部門於二零零七財政年度在秘魯收購資產，包括魚粉廠及捕撈船舶，加上第三份船舶經營協議導致預付船舶租賃費用大幅增加。

流動資產由2,921,500,000港元增至3,704,300,000港元，主要由於財政年度年結時適逢旺季期間，導致應收款項、預付款項及向供應商提供之墊款增加所致。第三份船舶經營協議亦導致預付船舶租賃增加。

負債

於二零零七財政年度年結時，恩利控股集團之負債總額為4,382,700,000港元。

流動負債由二零零六年三月三十一日之1,788,100,000港元增至二零零七年三月三十一日之1,960,400,000港元，此乃由於大部份來自秘魯魚粉業務之貿易及其他應付款項、稅項及融資租約增加所致，但被短期計息借款減少所抵銷。

非流動負債由138,200,000港元增至2,422,300,000港元，主要由於恩利控股集團增加新造借款（包括二零一三年優先票據），以償付其秘魯計劃及營運資金用途。遞延稅項亦有所增加，主要來自秘魯魚粉業務。

由於每年之季節性因素導致恩利控股集團於財政年度年結日錄得較高資產負債水平，加上發行二零一三年優先票據，恩利控股集團之淨資產負債比率由82.3%增至116.9%。

5. 於本公佈日期恩利控股集團所從事之行業之競爭條件及於下一個中期期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之趨勢

於二零零七年三月，恩利控股集團宣佈計劃將其於中漁之實際股權由28.8%增至63.9%，此舉將在以相當吸引之收購代價356,000,000美元（約2,777,000,000港元）增加其於中漁之股權，從而提高恩利控股集團應佔中漁盈利之比例。中漁為恩利控股集團增長最迅速之業務分部。

為籌劃收購股權所需資金，恩利控股集團於二零零七年四月完成發行總值93,000,000美元（約725,000,000港元）之二零一二年到期4厘息可換股債券。恩利控股集團亦計劃進行供股，籌集約226,000,000美元（約1,763,000,000港元），但須待股東於二零零七年六月批准方可作實。此等集資方法有助延緩及減低對恩利控股集團現有股東之股權攤薄影響。恩利控股集團選擇以此等方法籌集資金，透過此等籌資活動，恩利控股集團亦可大幅擴闊其資金基礎，為未來發展作好準備。

經營方面，恩利控股集團預期此等活動將為集團內部帶來更大協同效益，從而加強恩利控股集團的競爭優勢，受惠於全球（特別是中國）對魚類需求之增長。於中國，恩利控股集團現為最大海產企業。於二零零六曆年內，中國冷凍魚類之總進口量增至1,700,000公噸，較去年增加8.4%，於過去五年之平均年度增長率為14.1%。

展望未來，恩利控股集團將繼續提高其上游捕撈業務之盈利能力。管理層現正建議將第四份船舶經營協議之條款由每日船舶租賃基準，改為較長期之預付船舶租賃形式。如能落實，此舉將大幅提升第四份船舶經營協議項下之邊際利潤。

恩利控股集團亦將繼續加強其秘魯魚粉業務之實力，透過增加對造魚粉主要原料－秘魯鯷魚之捕撈權，達致規模經濟效益。恩利控股集團將進行垂直整合，以減低魚粉生產之成本，同時提升其收益，藉此把握全球對秘魯魚粉需求殷切所帶來的機遇。

基於上述發展，恩利控股集團深信，在無不可預見情況下，集團可於二零零八財政年度取得更佳表現。

於本公佈日期，本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕貴先生、黃裕培先生、黃佩茵女士及鄧乃銘先生；本公司獨立非執行董事為[illegible]先生、郭琳廣先生及蔡文俊先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄧乃銘

香港，二零零七年五月三十日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 MARCH 2007

FINANCIAL HIGHLIGHTS

	2007	2006	Change
Turnover *(HK$'m)*	8,478.6	6,157.0	+37.7%
Profit attributable to shareholders *(HK$'m)*	310.8	183.1	+69.8%
Earnings per share – basic *(HK cents)*	27.0	18.3	+47.5%

Business Review

Bolstered by the ever-increasing global demand for seafood, and complemented by an effective growth strategy, the Group registered significant financial growth for the eight consecutive year in FY2007. The key drivers to the Group's performance in FY2007 were:

- increased contribution from the industrial fishing division which significantly enlarged its scope of operations through new vessel operating agreements and the establishment of fishmeal operations in Peru;
- stable growth registered by the frozen fish supply chain management division due to strong demand from the Chinese market; and
- increased sales of fish fillets, portions and processed seafood produced under the processing and global distribution division, which responded effectively to increasing market demands for safe and sustainable seafood products.

Prospects

As global seafood consumption continues to rise, the Management sees that favourable market conditions should extend into the years ahead for all of the Group's business segments, which span across the entire seafood industry value chain. It will continue to implement its strategy of vertical integration, under which some key plans include:

- securing more long-term access to fishery resources;
- achieving higher yields and cost-savings in the Group's processing operations with its new state-of-the-art Hongdao Processing Complex;
- developing underutilised fish species;
- raising effective stake in China Fishery Group Limited; and
- *playing a part in ensuring the long-term sustainability of the global seafood industry.*

The Board of Directors ("the Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2007 as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	2007 *HK$'000*	2006 *HK$'000*
Turnover	3	8,478,584	6,156,997
Cost of sales		(7,156,549)	(5,226,505)
Gross profit		1,322,035	930,492
Other income		132,405	49,969
Selling and distribution expenses		(130,268)	(145,834)
Administrative expenses		(321,348)	(240,001)
Other expenses		(10,531)	(32,050)
Gain on dilution of interest in a subsidiary		385,063	220,041
Loss on deemed disposal of interest in a subsidiary		-	(12,729)
Finance costs		(357,258)	(204,220)
Share of results of associates		376	(173)
Profit before taxation	4	1,012,574	364,490
Taxation	5	(19,276)	(14,286)
Profit for the year		993,298	350,204
Attributable to:			
Equity holders of the Company		310,773	183,058
Minority interests		682,525	167,146
		993,298	350,204
Dividend			
Final dividend proposed		73,872	55,874
Earnings per share	6		
Basic		HK27.0 cents	HK18.3 cents
Diluted		[illegible]	[illegible]

3. **TURNOVER AND SEGMENT INFORMATION**

The turnover and segment results of the Group for the year ended 31 March 2007, analysed by principal activity and geographical market are as follows:

Business segments

For management purposes, the Group is currently organised into four operating divisions – frozen fish supply chain management ("SCM"), fish fillets processing and distribution, fishing and others. These divisions are the basis on which the Group reports its primary segment information.

Year ended 31 March 2007

	Frozen Fish SCM HK$'000	Fish fillets processing and distribution HK$'000	Fishing HK$'000	Others HK$'000	Consolidated HK$'000
TURNOVER					
External sales	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
RESULT					
Segment result	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Unallocated corporate income					[illegible]
Unallocated corporate expenses					[illegible]
Gain on dilution of interest in a subsidiary	-	-	[illegible]	-	[illegible]
Finance costs					[illegible]
Share of results of associates	[illegible]	[illegible]	-	-	376
Profit before taxation					[illegible]
Taxation					[illegible]
Profit before minority interests					[illegible]

Year ended 31 March 2006

	Frozen Fish SCM HK$'000	Fish fillets processing and distribution HK$'000	Fishing HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
TURNOVER						
External sales	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]
Inter-segment sales	[illegible]	-	[illegible]	-	[illegible]	-
Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
RESULT						
Segment result	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]
Unallocated corporate income						[illegible]
Unallocated corporate expenses						[illegible]
Gain on dilution of interest in a subsidiary	-	-	[illegible]	-	-	[illegible]
Loss on deemed disposal of interest in a subsidiary	[illegible]	-	-	-	-	[illegible]
Finance costs						[illegible]
Share of results of associates	[illegible]	[illegible]	-	-	-	[illegible]
Profit before taxation						[illegible]
Taxation						[illegible]
Profit before minority interests						[illegible]

Inter-segment sales are charged at cost plus a percentage profit mark up.

Geographical segments

The Group's operations are located in the People's Republic of China (the "PRC"), North America, South America, Europe, East Asia and others.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	2007 HK$'000	2006 HK$'000
PRC	4,149,693	3,089,443
North America	1,677,902	1,204,234
South America	22,630	-
Europe	1,470,185	1,286,505
East Asia	986,466	500,870
Others	171,910	83,359
	8,478,584	6,156,997

4. **PROFIT BEFORE TAXATION**

	2007 HK$'000	2006 HK$'000
Profit before taxation has been arrived at after charging:		
Auditors' remuneration	6,300	4,343
Depreciation of property, plant and equipment	101,578	51,705
Amortisation of prepaid lease payments (included in administrative expenses)	231	350

PERFORMANCE REVIEW

Performance by Business Divisions

Industrial Fishing Division

Led by CFGL, the Group's industrial fishing division benefited from a series of strategic expansion plans undertaken during the year under review. In FY2007, the fishing division benefited from a series of new VOAs that increased its deepsea harvesting and onboard processing capabilities significantly. In February 2006, CFGL signed its 2nd VOA, which doubled its trawling fleet size to 14. In January 2007, it signed its 3rd and 4th VOAs, which further brought its trawling fleet size to 23. Also in FY2007, through various acquisitions, the industrial fishing division established fishmeal operations in Peru. As at the end of the financial year, CFGL owned 4 fishmeal processing plants strategically located along the Peruvian coast, and 23 licensed purse seine fishing vessels. As a result of these expansion efforts, the division recorded a 132.5% year-on-year rise in revenue to HK$1,789 million, accounting for 21.1% of the Group's total revenue for FY2007.

Frozen Fish Supply Chain Management ("SCM") Division

Supported by growing consumption of frozen fish worldwide, in particular the PRC, the division achieved considerably stable growth for the year. It posted a 17.3% year-on-year rise in revenue to HK$3,497 million, accounting for 41.2% of the Group's total FY2007 revenue.

Processing & Distribution Division

Along with increasing global demand for processed seafood such as fish fillets, portions and various other value-added fish and seafood products, as well as more intensive marketing efforts undertaken by the Group, revenue from this business segment grew 25.2% to HK$3,177 million, accounting for 37.5% of the total Group revenue for the year.

Performance by Markets

As one of the [illegible] consumers of seafood products in the world, the PRC has seen its per capita consumption of seafood rise from 10.9kg in 1994 to [illegible]. [illegible] domestic demand, the PRC is actively nurturing its aquaculture industry, which already is the world's largest, and at the same time importing an increasingly large volume of frozen fish from around the world. Its fish imports have grown at an average annual growth rate of 13.8% between 1994 and 2004.[1]

As such, the PRC remained as the Group's most significant market, accounting for HK$4,149 million or 48.9% of FY2007 total sales, 35.7% more than in FY2006.

North America overtook Europe to become the Group's second largest market during the financial year, accounting for 19.8% of the Group's total sales. Sales to the market totaled HK$1,678 million, a healthy 39.3% growth when compared with the previous year. Sales to Europe increased by 14.3% to HK$1,470 million and accounted for 17.4% of total sales.

Sales in East Asia recorded a year-on-year rise of 97.0% to HK$986 million, representing 11.6% of the Group's total sales in FY2007, due to the increased sales of premium products such as fish roe.

With the establishment of its Peruvian operations, the Group also expanded sales to other markets of the world, including South America, Vietnam and Taiwan. These accounted for the balance HK$195 million or 2.3% of total sales.

[1] The State of World Fisheries and Aquaculture 2006, Food & Agriculture Organization

Liquidity and Financial Resources

As at the end of FY2007, the Group maintained a positive working capital position. It achieved a net cash inflow from operations of HK$401 million for FY2007.

To fund the construction of the Hongdao Processing Complex, as well as to convert a part of the Group's short-term facilities into long-term ones so as to reduce interest expenses by about HK$13 million per annum, the Group secured a US$160 million (approximately HK$1.25 billion) syndicated term loan facility from a group of 20 international and local banks in July 2006. Subsequently, in December 2006, the Group through CFGL issued US$225 million (approximately HK$1,755 million) in 7-year senior notes. The proceeds from the notes issue were mainly used in funding CFGL's Peruvian acquisitions.

Due to the syndicated term loan facility, the Group saw its current borrowings decrease by 31%, and its total interest-bearing borrowings excluding the senior notes decreased from HK$3.5 billion to HK$3.4 billion. Gearing, being net debt to total shareholders' equity, improved to 81% as at 31 March 2007, from 122% one year earlier. Including the effects of the senior notes, the Group's gearing increased to 124%. On the whole, the Group's interest expenses amounted to HK$337.3 million for FY2007 versus HK$204.2 million last year, as a result of interest payable under the senior notes.

The Group's major borrowings are in US Dollars and HK Dollars and carry LIBOR plus rates. As the Group's revenue is mainly denominated in US Dollars and major payments are either in US Dollars or HK Dollars, it faces relatively low currency risks.

Employees and Remuneration

As at 31 March 2007, the Group had a total of approximately 9,000 employees. Remuneration packages offered to employees are in line with industry standards and reviewed annually. The award of bonuses is decided based on the performance of individual employees as well as the Group's performance. Other staff benefits include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiaries, PAH and CFGL, each has an employee share option scheme and an employee share award scheme to allow for granting of share options and share awards to eligible employees, depending on their contribution to the Company.

OUTLOOK

Globally, consumption of seafood has continued to rise steadily. In developed markets, greater health

[illegible]		
Goodwill	498,761	179,500
Deferred charter hire	[illegible]	[illegible]
Interests in associates	1,446	1,090
Loan to a jointly-controlled entity	11,050	11,050
Loan receivables	–	33,163
Deposit paid for acquisition of a property	21,343	–
Other intangible assets	276,996	22,763
Other long term receivable	928	928
	4,362,900	1,514,463
Current assets		
Inventories	1,927,579	1,951,463
Trade, bills and other receivables	3,162,092	2,329,611
Trade receivables with insurance coverage	216,192	252,893
Trade receivables from associates	109,493	119,988
Amounts due from associates	14,862	23,074
Loan receivables	33,163	–
Advances to suppliers	18,605	–
Amount due from a jointly-controlled entity	1,127	573
Tax recoverable	731	1,124
Pledged deposits	312	1,789
Bank balances and cash	287,926	337,271
	5,773,101	5,017,360
Current liabilities		
Trade and other payables	775,988	362,928
Bank advances drawn on discounted trade receivables with insurance coverage and discounted bills	353,469	437,189
Amount due to an associate	6,905	7,847
Taxation	54,548	13,924
Obligation under finance leases – due within one year	17,970	–
Bank borrowings – due within one year	1,989,245	2,863,340
	3,198,105	3,687,228
Net current assets	2,573,996	1,330,632
Total assets less current liabilities	6,936,896	2,845,095
Non-current liabilities		
Obligation under finance leases – due after one year	31,994	–
Bank borrowings – due after one year	1,030,404	209,504
Amount due to a joint venture partner of a jointly-controlled entity	11,050	11,050
Statutory employees' profit share	38,247	–
Senior notes	1,687,558	–
Deferred taxation	204,043	26,490
	3,035,291	246,044
[illegible]	3,901,605	2,599,051
Capital and reserves		
Share capital	120,173	101,386
Share premium and reserves	2,022,213	1,478,813
Equity attributable to equity holders of the Company	2,142,386	1,580,199
Minority interests	1,759,219	1,018,852
Total equity	3,901,605	2,599,051

Notes:

1. **BASIS OF PREPARATION**

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Companies Ordinance.

2. **PRINCIPAL ACCOUNTING POLICIES**

In the current year, the Group has applied, for the first time, a number of new standard, amendments and interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA, which are either effective for accounting periods beginning on or after 1 December 2005, 1 January 2006 or 1 March 2006. The adoption of the new HKFRSs had no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new or revised standards, amendments or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the results and financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKAS 23 (Revised)	Borrowing Costs[2]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC) – INT 8	Scope of HKFRS 2[3]
HK(IFRIC) – INT 9	Reassessment of Embedded Derivatives[4]
HK(IFRIC) – INT 10	Interim Financial Reporting and Impairment[5]
HK(IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions[6]
HK(IFRIC) – INT 12	Service Concession Arrangements[7]

- Effective for annual periods beginning on or after 1 January 2007
- Effective for annual periods beginning on or after 1 January 2009
- Effective for annual periods beginning on or after 1 May 2006
- Effective for annual periods beginning on or after 1 June 2006
- Effective for annual periods beginning on or after 1 November 2006
- Effective for annual periods beginning on or after 1 March 2007
- Effective for annual periods beginning on or after 1 January 2008

* For identification purpose only

Total staff costs	[illegible]	[illegible]
[illegible]		
Net rental income after outgoings of HK$342,000 (2006: HK$339,000)	4,290	3,191

5. **TAXATION**

	2007 HK$'000	2006 HK$'000
The charge comprises:		
Profits for the year		
– Hong Kong	7,817	4,919
– Other jurisdictions	9,689	7,397
Under (over) provision in prior year		
– Hong Kong	1,282	(1,397)
	18,788	10,915
Deferred tax		
– current year	491	3,371
	19,279	14,286

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the year.

Taxation in other jurisdictions are calculated at the rates prevailing in the respective jurisdictions.

As a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and accordingly that portion of profit is not subject to Hong Kong Profits Tax.

6. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share for the two years ended 31 March 2007 are based on the following data:

	2007 HK$'000	2006 HK$'000
Earnings for the purposes of calculation of basic and diluted earnings per share	318,573	183,058
Weighted average number of ordinary shares for the purposes of calculation of basic earnings per share	1,131,830,119	1,002,744,384
Effect of dilutive potential ordinary shares in respect of		
– warrants	6,831,207	1,605,534
– share options	–	1,117,393
Weighted average number of ordinary shares for the purposes of calculation of diluted earnings per share	1,138,661,326	1,005,466,311

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK4.1 cents (2006: HK5.2 cents) per share for the year ended 31 March 2007 payable to the shareholders of the Company whose names appear on the register of members of the Company (the "Register of Members") as at the close of business on 11 September 2007, with a scrip alternative to offer the right to shareholders to elect to receive such final dividend wholly or partly by allotment of new shares credited as fully paid in lieu of cash (the "2007 Final Scrip Dividend Scheme"). The final dividend is expected to be paid on 1 November 2007.

The 2007 Final Scrip Dividend Scheme is conditional upon (i) the approval of the proposed final dividend at the Company's annual general meeting proposed to be held on 11 September 2007; (ii) the issue price of each new share to be issued pursuant thereto to be not less than HK$0.10, being the nominal value of the shares of the Company; and (iii) the granting of the approval by the Listing Committee of The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in [illegible] shares to be issued pursuant thereto. In the unlikely event that either of the conditions set out in (ii) or (iii) above is not satisfied, shareholders will receive the [illegible] March 2007 wholly in cash. The issue price of the new shares to be issued under the 2007 Final Scrip Dividend Scheme will be fixed after the Company's annual general meeting. Thereafter, a press announcement setting out the basis of allotment of new shares and the issue price of new shares under the 2007 Final Scrip Dividend Scheme will be published. A circular containing details of 2007 Final Scrip Dividend Scheme together with the relevant election form, where applicable, will be sent to each shareholder of the Company on or about 3 October 2007.

The Company will make enquiries with legal counsels where its overseas shareholders, if any, are based regarding legal and regulatory restrictions in allowing such overseas shareholders to participate in the 2007 Final Scrip Dividend Scheme as required by Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and may only exclude such overseas shareholders on the basis that, having made such enquiries, it would be necessary or expedient to do so.

BUSINESS REVIEW

The Group's key developments in FY2007 were:

Increased Vessel Operating Agreements

The Group's industrial fishing division signed its 3rd and 4th Vessel Operating Agreements ("VOAs") in January 2007, thereby expanding its trawling fleet size from 14 to 23.

Established operations in Peru

Through a series of acquisitions, the Group established operations in Peru. It began Peruvian Anchovy harvesting in May 2006 and fishmeal processing operations in November 2006. As at the end of FY2007, the Group's fishing division owned 4 fishmeal processing plants and 23 purse seine fishing vessels in Peru, and ranks as one of Peru's leading fishmeal operators.

Strengthened food safety and traceability reporting systems

Three of Pacific Andes' plants became the first seafood processing facilities in the People's Republic of China ("PRC") to receive accreditation under the ISO22000 international food safety standard. In light of growing concerns over food safety, the Group has strengthened its competitive position in the market.

Construction of Hongdao Processing Complex

The Group completed construction of a new state-of-the-art fish processing plant in the Hongdao peninsula of Qingdao, the PRC, which is capable of producing fish fillets, fish portions, surimi, fishmeal and various other value-added seafood products. The Group is currently awaiting completion of infrastructural works in the vicinity and expects to commence trial operations before end-2007.

Optimized financing strategy

The Group successfully completed two key corporate financing projects, in a continued effort to optimize its financing strategies. In July 2006, the Group secured a US$160 million (approximately HK$1.25 billion) term loan facility from a group of 20 international and local banks, in order to fund construction of the Hongdao Processing Complex, and to refinance part of its short term loans so as to reduce interest expenses due under its working capital facilities. In December 2006, its indirect non-wholly owned subsidiary China Fishery Group Limited ("CFGL") issued US$225 million (approximately HK$1,755 million) in 7-year senior notes to global investors in funding its Peruvian acquisitions.

FUTURE PLANS

Securing more long-term access to fishery resources

The Group's fishing division will continue to maintain a lookout for equitably-priced opportunities to acquire licensed fishing vessels, or enter into new VOAs. Subsequent to the end of FY2007, the Group acquired an additional 11 licensed purse seine fishing vessels, 2 fishmeal plants and 1 canning factory in Peru. These acquisitions brought the total current size of its purse seine fishing fleet to 34, and total number of fishmeal plants to 6, thus further consolidating the Group's competitive position in Peru and allowing it to enjoy greater economies of scale.

Achieving higher yields and cost-savings in the Group's processing operations

The Group will achieve yet higher levels of cost-effectiveness and improved product quality through better-controlled material and production flow at its new Hongdao Processing Complex, for which it expects to commence trials in late-2007. Through its enhanced processing capabilities, the Group is better placed to meet demand for value-added seafood products, particularly from the Americas and European markets. It can also expect to rationalize production, optimize output, minimize raw material wastage and use water and energy resources more efficiently.

Developing underutilized fish species

Backed by a strong presence in several established fish species such as the Alaskan Pollock, the Group is now looking at developing the mid- to long-term value of other underutilized fish species. The Group believes that this will create new market opportunities and may help to diffuse pressure on overexploited fish species.

Raising effective stake in China Fishery Group Limited

In March 2007, the Group announced the proposed increase of its effective stake in CFGL from 18.4% to 40.1%. This will be executed through the Company's 64%-owned subsidiary Pacific Andes (Holdings) Limited ("PAH"), which will pay US$356 million (approximately HK$2,777 million) for the additional stake. Through this exercise, the Group aims to crystallize more of the value being generated by its fishing division. The effects of this stake increase will be reflected in the Group's FY2008 performance.

ENVIRONMENTAL RESPONSIBILITY

As a company dependent on the long-term well-being of global fishery reserves, the Group is keenly aware of its responsibility as a steward of marine resources. Sustainability is an issue that it takes serious view of. The Group supports fishing quotas, regulations and any efforts to protect fishing grounds, as it believes these are the means to ensure the long-term sustainability of the world's fishery resources. Pacific Andes supports a responsible and efficient fishing industry that recognizes the importance of striking a balance between consumer demand and conservation of fish stocks for the future.

The Group recognizes its role in playing a part to ensure the long-term sustainability of the global seafood industry, and it constantly endeavours to incorporate such thinking into its operational strategy. In 2006, the Group embarked voluntarily on the quarterly independent review of its procurement processes, undertaken by an international audit firm, so as to ensure that only legitimately derived and safe fish supplies enter the Group's supply chain. The Management is pleased to inform that the Group has received satisfactory reports for all reviews thus far.

PURCHASE, SALE OR REDEMPTION

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year ended 31 March 2007.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Hong Kong Listing Rules (the "Model Code") to regulate the directors' securities transactions. Specific enquiry has been made with all directors and the directors have complied with the required standards set out in the Model Code for the year ended 31 March 2007.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed [illegible] including the audited consolidated financial statements for the year ended 31 March 2007.

The members of the Audit Committee are Mr. Lew V. Robert (Chairman), Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent, the independent non-executive directors of the Company.

CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31 March 2007 with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules, except for the following deviations:

CG Code Provision A.2 provides the role of the Chairman with respect to the management of the Board. The late Mr. Ng Swee Hong, founder of the Company, was Chairman of the Board until he passed away on 16 September 2006. As a transitional arrangement, Executive Director Madam Teh Hong Eng provisionally assumed the role of Chairperson from 17 September 2006 to 18 April 2007.

On 19 April 2007, Madam Teh Hong Eng was formally appointed as Chairperson of the Company to succeed the late Mr. Ng Swee Hong. Mr. Ng Joo Siang, who is the Managing Director of the Company, was appointed as the Vice-Chairman of the Company.

Code Provision A.4.1 provides that non-executive directors should be appointed for a specific term, subject to re-election. The independent non-executive directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the provisions of the Company's bye-laws.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members will be closed from Friday, 7 September 2007 to Tuesday, 11 September 2007 both days inclusive, during which period no share will be registered. In order to establish the entitlement of shareholders to vote at the 2007 Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch registrar in Hong Kong, Secretaries Limited of the 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by no later than 4:00 p.m. on Thursday, 6 September 2007.

PUBLICATION OF ANNUAL REPORT

A full text of the Company's Annual Report for the year ended 31 March 2007 will be sent to the shareholders and published on the website of The Stock Exchange of Hong Kong Limited in due course.

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Chang Hui Ming whilst the independent non-executive directors of the Company are Mr. Lew V Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 27 July 2007

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1174)

截至二零零七年三月三十一日止年度業績公佈

財務摘要

	二零零七年	二零零六年	變動
營業額（百萬港元）	8,478.4	6,157.8	+37.7%
股東應佔溢利（百萬港元）	310.8	183.1	+69.8%
每股盈利－基本（港仙）	27.0	18.3	+47.5%

業務回顧

[illegible]

- [illegible]
- [illegible]
- [illegible]

展望

[illegible]

- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]

太平洋恩利國際控股有限公司（「本公司」）董事會（「董事」）欣然公佈本公司及各附屬公司（「本集團」）截至二零零七年三月三十一日止年度之經審核綜合業績如下：

綜合收益表

	附註	二零零七年 千港元	二零零六年 千港元
營業額	3	8,478,584	6,156,997
銷售成本		(7,156,549)	(5,226,505)
毛利		1,322,035	930,492
其他收入		132,405	49,969
銷售及分銷支出		(138,268)	(145,834)
行政支出		(321,248)	(240,001)
其他支出		(10,331)	(32,830)
[illegible]		315,863	220,041
[illegible]		–	(12,729)
融資支出		(337,258)	(204,220)
[illegible]		376	(378)
除稅前溢利	4	1,012,574	564,490
稅項	5	(19,276)	(14,286)
年度溢利		993,298	550,204
下列應佔部分：			
本公司權益持有人		310,773	183,058
少數股東權益		682,525	367,146
		993,298	550,204
股息			
[illegible]		73,832	55,874
每股盈利	6		
基本		27.0港仙	18.3港仙
[illegible]		[illegible]	[illegible]

- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]

3\. 營業額及分類資料

[illegible]

截至二零零七年三月三十一日止年度

	[illegible] 千港元	[illegible] 千港元	[illegible] 千港元	[illegible] 千港元	[illegible] 千港元
營業額	3,490,799	3,276,671	1,799,362	15,551	8,478,584
業績	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]					132,405
[illegible]					[illegible]
[illegible]	–	–	315,863	–	315,863
融資支出					(337,258)
[illegible]	861	[illegible]	–	–	376
除稅前溢利					1,012,574
稅項					(19,276)
年度溢利					993,298

截至二零零六年三月三十一日止年度

	[illegible] 千港元	[illegible] 千港元	[illegible] 千港元	[illegible] 千港元	[illegible] 千港元	[illegible] 千港元
營業額	2,981,594	1,557,800	608,371	17,722	–	6,156,997
[illegible]	17,700	–	139,100	–	(157,316)	–
總計	2,999,294	1,557,800	730,332	17,722	(157,316)	6,156,997
業績	[illegible]	[illegible]	[illegible]	(12,379)	–	359,338
[illegible]						49,969
[illegible]						[illegible]
[illegible]	–	–	220,041	–	–	220,041
[illegible]	(12,729)	–	–	–	–	(12,729)
融資支出						(204,220)
[illegible]	(301)	(45)	–	–	–	(378)
除稅前溢利						564,490
稅項						(14,286)
年度溢利						550,204

[illegible]

[illegible]

	二零零七年 千港元	二零零六年 千港元
中國	4,149,495	3,809,442

[illegible]

The State of World Fisheries and Aquaculture 2006

[illegible]

[illegible]		
[illegible]	1,568,472	578,205
[illegible]	118,129	104,835
[illegible]	32,153	28,039
[illegible]	498,761	129,500
[illegible]	1,835,600	604,590
[illegible]	1,446	1,090
[illegible]	11,050	11,050
[illegible]	—	33,143
[illegible]	21,345	—
[illegible]	276,996	22,763
[illegible]	923	928
	4,362,900	1,314,463
[illegible]		
[illegible]	1,927,579	1,951,463
[illegible]	3,162,092	2,329,481
[illegible]	216,192	252,893
[illegible]	109,492	119,988
[illegible]	14,842	23,074
[illegible]	33,163	—
[illegible]	18,605	—
[illegible]	3,127	573
[illegible]	751	1,124
[illegible]	312	1,289
[illegible]	287,926	337,271
	5,772,101	5,017,568
[illegible]		
[illegible]	775,988	342,928
[illegible]	353,449	437,189
[illegible]	6,905	7,847
[illegible]	54,548	13,920
[illegible]	17,970	—
[illegible]	1,989,245	2,865,340
	3,198,105	3,687,223
[illegible]	2,573,996	1,330,432
[illegible]	6,936,896	2,845,095
[illegible]		
[illegible]	31,994	—
[illegible]	1,050,404	208,504
[illegible]	11,050	11,050
[illegible]	[illegible]	—
[illegible]	1,687,358	—
[illegible]	204,043	26,490
	3,035,291	246,044
[illegible]	3,901,605	2,599,051
[illegible]		
[illegible]	120,173	103,586
[illegible]	2,022,213	1,478,813
[illegible]	2,142,386	1,580,399
[illegible]	1,759,219	1,018,652
[illegible]	3,901,605	2,599,051

附註：

1. [illegible]

2. [illegible]

4. [illegible]

	二零零七年 千港元	二零零六年 千港元
[illegible]		
[illegible]	6,360	4,568
[illegible]	100,570	51,991
[illegible]	221	290
[illegible]	(23,890)	34,417
[illegible]		
[illegible]	6,744	4,341
[illegible]	126,690	130,370
[illegible]	6,190,470	4,723,799
[illegible]	134,283	102,684
[illegible]	178,333	84,006
[illegible]	1,423	1,073
[illegible]	313,999	188,285
[illegible]		
[illegible]	4,299	3,191

5. [illegible]

	二零零七年 千港元	二零零六年 千港元
[illegible]		
[illegible]		
[illegible]	7,017	4,910
[illegible]	9,409	3,297
[illegible]		
[illegible]	1,282	(1,292)
	18,708	10,915
[illegible]		
[illegible]	468	3,371
	19,176	14,286

[illegible]

6. [illegible]

	二零零七年 千港元	二零零六年 千港元
[illegible]	310,773	193,858
[illegible]	1,151,820,119	1,002,744,584
[illegible]		
[illegible]	6,821,207	1,805,354
[illegible]	—	1,217,385
[illegible]	1,160,641,326	1,005,664,323

[illegible]

END